                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 10/A-SB



                                AMENDMENT NO. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  Probex Corp.
     ---------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

        Colorado                                            33-0294243
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(State or Other Jurisdiction of                          (IRS Employer
Incorporation or Organization)                         Identification No.)


1467 LeMay, Suite 111, Carrollton, Texas                     75007
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(Address of Principal Executive Offices)                   (Zip Code)

                                 (972) 466-1555
        -----------------------------------------------------------------
               (Registrants Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class                          Name of Each Exchange On Which
To Be So Registered                          Each Class Is To Be Registered
-----------------------                      -----------------------------------
Common Stock, no par value                   American Stock Exchange


Securities to be registered pursuant to Section 12 (g) of the Act:




                        None
                        -------------------------------
                        (Title of Class)



                        -------------------------------
                        (Title of Class)


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                                     PART I

References in this document to "us", "we", "our", "the Company" or "Probex" refer to Probex Corp.

ITEM 1.           DESCRIPTION OF BUSINESS.

Business Development

General

         Probex is a development stage lubricating oil technology company that is in the early stages of commercializing its proprietary re-refining technology (ProTerra(TM)). The primary application of ProTerra is for the purification, recycling, and upgrading of used lubricating oils. The Company has used the majority of its resources since inception on the research and development of ProTerra.


         Probex was formed as a Colorado corporation in 1988 under the name Conquest Ventures, Inc. It engaged in an unrelated line of business that had been discontinued by 1994, when the Company acquired certain technology rights from Probex Technologies, L.P. In connection with this acquisition, the Company changed its name to Probex Corp. The acquired technology, which related to the upgrading of heavy crude oil, became a platform for research and development into the Company's present line of business. In 1995, the Company engaged in its current line of business, and over the subsequent four years, the Company has developed a proprietary re-refining process of used lubricating base oil which we believe provides major performance advantages over known re-refining technologies. We developed our technology through extensive pilot testing and the results have been validated by a number of independent and reputable testing laboratories, as well as by leading technical experts in the refining and base oil processing industries. The Company believes it has attracted strong, experienced persons with a depth of expertise in commercializing new technologies, managing early stage companies, and operating in the waste oil and base oil industries.


         We are presently engaged in the engineering design of our first production facility, which will convert waste oil largely into premium base oils. In June 1999, the Company entered into a $1,350,000 twelve-month purchase option agreement for the first production site and is currently completing site planning and permitting. This 22-acre site is in the city of Wellsville, Ohio and is optimally located on the Ohio River in the center of large supply and product markets, and includes a barge dock, significant tankage and a rail spur.


         Our objective is to address the market's need for new outlets for the estimated 5.3 billion gallons of available waste oil worldwide, as well as to supply premium base oils that will comply with the new motor oil standards expected to be implemented in the United States in mid-2001.


         The Company's principal business address is 1467 LeMay, Suite 111, Carrollton, Texas 75007. Our Internet site can be accessed at www.probex.com. The Company's fiscal year end is September 30. Currently, the Company has 24 employees, of which 22 are full-time employees, located at the administrative offices in Carrollton, Texas. Additionally, the Company has consulting agreements with two entities providing services on a part-time basis.

Strategic Partners


         The Company has a number of strategic relationships which we believe are of material benefit and significance with respect to implementation of our corporate goals. The Company has received a letter of intent from the Hartford Steam Boiler Inspection & Insurance Company to issue a binding quotation for Systems Performance Insurance (SPI) for the Company's core proprietary technology. SPI is a custom form of "efficacy insurance"



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that facilitates the financing of projects that present technological risk. It protects the interests of lenders and financial institutions from default in repayment of long-term debt. SPI transfers the technological risk of under-performance or non-performance that results from deficiencies in design, materials, technology or construction. In the event of such under-performance or project failure, the Hartford Steam Boiler Inspection & Insurance Company will make debt service payments in direct proportion to the shortfall, less a deductible. HSB Group, Inc. (NYSE-HSB), the parent company of The Hartford Steam Boiler Inspection and Insurance Company, is a global provider of specialty insurance products, engineering services, and management consulting. The Hartford Steam Boiler Inspection and Insurance Company was founded in 1866 to provide loss prevention service and insurance to businesses, industries and institutions. Additionally, a separate wholly-owned subsidiary of HSB Group, Inc., HSB-Engineering Finance Corporation, has made a subordinated loan to the Company.

         In addition, principals of Environmental Resources Management, Inc.
(ERM) have invested directly in the Company, and we have retained ERM to perform permitting work for the initial production plant in Wellsville, Ohio. See "Management's Plan of Operation." Seven long established regional gatherers of waste oil have executed letters of intent or made formal proposals to supply the Company's plants. The Company is actively discussing an engineering, procurement, construction, startup, operations, maintenance contracts for the Company's plants with several preeminent international engineering firms. The Company has retained Project Development Associates, LLC (PDA) to provide project development management services. Jeffrey F. Lee, PDA Managing Principal, was formerly lead counsel for a $1 billion-plus Bechtel Corporation operating division, a senior development manager with Bechtel Enterprises, Inc., and President and CEO of United Recycling, Inc. David Millman, PDA Principal, is a former partner with ERM and a practicing professional engineer. These strategic relationships, and others currently in development, are anticipated to contribute materially to the rapid implementation of the Company's technology, both on a domestic and an international basis.


Waste Oil Opportunity

         Consumer and industrial lubricating oils, such as motor oils, are comprised of base lube oil and a "package" of additives. The additives are tailored to improve the operating characteristics of base lube oil in its specific market application. During use, many of the additives are substantively degraded, depleted, or contaminated, whereas the underlying base lube oil, one of the most valuable petroleum products, remains largely unaffected. An inexpensive process for precisely separating and recovering the valuable base oil component of waste oil for reuse has been sought for decades.

         Based on a study from the U.S. Department of Energy and the 1997 Report from the National Petrochemical & Refiners Association Report on U.S. Lubricating Oil Sales, approximately 1.3 billion gallons per year of used waste oil are generated by automobiles, light trucks, and industrial engines and machinery in the United States. About 430 million gallons annually are either consumed at the point of generation (as in gas station space heaters) or not recovered, and presumably a substantial portion of that amount is not properly disposed of. Of the approximately 900 million gallons per year that are collected, 142 million gallons are re-refined, and the balance is burned as low grade fuel. Thus only 16% of the total amount of collected waste oil, and 11% of the total amount of waste oil, is re-refined.

         Worldwide, an estimated 5.3 billion gallons per year of waste oils are generated. Collection and re-refining efforts are hindered by the lack of a cost effective and environmentally sound technology that can provide a consistent and valuable outlet for the waste oil. Otherwise, waste oil is exposed to the pricing volatility associated with fuel market outlets and increasing regulatory restrictions on air emissions from burner fuels.


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Current Waste Oil Re-Refining Technologies and Companies

         An inexpensive process for precisely separating and recovering the valuable base oil component of waste oil for reuse has been sought for decades. In principle, highly sophisticated separation units utilized by the refining or petrochemical-processing industries could be employed to effect this separation with great precision. However, while employing this type of equipment, a thick black sludge is created as the waste oil is heated. The black sludge results in rapid fouling within the processing equipment and effectively aborts the process.


         To address the fouling problem, existing commercial re-refineries have been forced to employ relatively ineffective and maintenance-intensive separation equipment, such as wiped or thin film evaporators, which are designed to resist fouling rather than provide effective separation. This, in turn, has necessitated additional processing equipment and additional costs to rectify the shortcomings of the separation process in the wiped or thin film evaporators. Such re-refineries at best merely restore the base oil contained within the used oil back to its original quality, rather than upgrade this to a higher quality base oil.


New Motor Oil Standard

         Passenger Car Motor Oils (PCMO) are licensed under a certification system that is administered by the American Petroleum Institute (API). API-licensed motor oils comprise the highest quality motor oils and represent virtually all of the motor oils that are consumed in North America. API-licensed lubricants are required by automotive manufacturers for use in cars and light trucks in order to maintain adequate protection of the vehicle engine during use and to preserve full coverage under most manufacturer engine warranties.


         Periodically, a consortium of American and Japanese automobile and engine manufacturers, who are members of the International Lubricant Standardization and Approval Committee (ILSAC), review and revise standards for licensed motor oils. The current standards, entitled GF-2, have been in effect since November 1995. The revisions periodically set forth by ILSAC effectively increase the performance standards for API-licensed lubricating oils that are used in the engines of lighter transportation vehicles, such as cars and light trucks. Improvements in fuel economy, reduced emissions, improved lubrication under widely divergent temperature conditions, and suitability of motor oils to new engine designs all factor into new industry standards set forth by ILSAC. Moreover, there is a trend toward converging the domestic and international standards into a common international standard, and other markets, such as Europe, have standards that are even more demanding than the ILSAC/API standards. The latest upgrade, ILSAC GF-3, is in final review and it is presently anticipated that these new industry wide automotive engine oil performance standards will become effective in mid-2001. Advance information released by ILSAC about these standards has indicated that improved fuel economy, reduced emissions, and reduced oil consumption will be significant requirements of the new GF-3 standard.


         Prior upgrades in ILSAC motor oil performance standards have been largely addressable through improved lubricant additive performance, without major performance improvements in the base oil component of the motor oil. In contrast, the new GF-3 standards, in addition to requiring additive formulation improvements, will require the use of significantly higher performance base oils for the common viscosity grades. Twenty-five current North American base oil manufacturing plants appear to meet the current GF-2 standards. GF-3 is expected to drastically reduce this number. In management's opinion, there are, at most, seven plants in North America that are currently capable of producing, or have announced or appear likely to begin production of, GF-3 compliant base oils for the 5W-30, 10W-30 and 10W-40 viscosity grades. Thus, the number of GF-3 compliant lighter viscosity base oil production plants is anticipated to decrease from twenty-five to approximately seven.


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         We anticipate producing a GF-3 compliant base oil and are positioning the Company's premium base oil product to meet the demands of independent buyers by mid-2001, concurrent with the anticipated completion of the Company's first plant. Preliminary indications from industry sources are that GF-3 compliant base oil pricing in the lighter viscosity grades will be significantly above current prices of base oil that do not meet GF-3 specifications.


Supply and Product Markets

Supply Market


         The waste oil collection industry in the U.S. is fragmented. The largest and only national gatherer, Safety Kleen Corporation, collects approximately 33% of all available waste oil. A number of mid-size regional companies and hundreds of small local gatherers collect the balance of the available waste oils. The Company intends to secure its waste oil collection requirements by contracting, purchasing, or joint venturing with waste oil gatherers to provide them a more stable and economically attractive waste oil outlet. The Company has letters of intent or formal proposals for waste oil supply in excess of 5,000 bpd from seven gathering companies, and the Company believes the resulting agreements, if consummated, would meet the committed supply requirement of its initial plant and a second plant to be developed. The Company's goal is to develop additional supply arrangements for use in subsequent plants.


Product Market

         The Company's proprietary re-refining technology separates waste oil into three valuable products: (i) a high quality base lubricating oil suitable for reuse in formulated lubricants, (ii) a fuel oil similar to an off- road or marine diesel, and (iii) an asphalt flux or modifier. The established markets for such re-refined products are large. Each Probex facility is expected to supply less than 1.5% of U.S. base oil demand and less than 0.1% of U.S. fuel oil and asphalt demand. See "Technology and Products."

Technology and Products


         Consumer and industrial lubricating oils, such as motor oils, are comprised of base lube oil and a "package" of additives. Additives are carefully selected to improve the performance characteristics of the base lube oil in specific market applications. During use, additives are substantively degraded, depleted, or contaminated, while the underlying base lube oil, one of the most valuable petroleum products, remains largely unaffected. Consequently, there is an opportunity to recover the largely unaffected base oil portion. We believe ProTerra will substantially improve the economics of waste oil re-refining by enabling the re-refining of waste oils into premium quality base oils at much lower costs than has been possible. At the same time, unlike any other commercial re-refining process, rather than just restoring the original base oil, ProTerra will enhance it beyond original performance standards, according to independent laboratory testing.


         ProTerra is a logical extension of conventional crude oil refining techniques that employs a unique set of operating parameters. ProTerra will enable us to construct and operate re-refining plants utilizing conventional, off-the-shelf, process equipment capable of achieving significant performance improvements over current re-refining facility configurations.

         ProTerra employs a relatively straightforward technique that, in the initial processing stage, virtually eliminates waste oil's propensity to foul. This key attribute allows us to apply proprietary adaptations of sophisticated, yet conventional, distillation and separations technologies that before now could not be effectively employed in processing waste oils. These technologies, in parallel applications, employ commonly used refining and petrochemical equipment and operate under conditions that are well understood, highly


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predictable, and robust. Furthermore, they have cost-effective operations. Most importantly, the distillation and separations processes are so effective that they actually enhance the base oil product well beyond its original quality by correcting certain shortcomings in its original manufacture. These results are based on pilot plant testing and there can be no assurances that the same results will be achieved on a commercial production scale.


Products

         ProTerra separates waste oil into three valuable products, trademarked under the names ProLube(TM), ProPower(TM), and ProBind(TM) as described below:

ProLube


         The primary product created by ProTerra is ProLube, a premium quality base lube oil, which in the typical domestic plant configuration will be manufactured in two or three viscosity grades. As has been confirmed by both independent laboratories and prospective purchasers, ProTerra actually enhances the quality of the underlying base lube oil contained in the waste oil.


         The Company has provided samples of its base lube oils produced in its pilot facility using ProTerra to Infineum (a joint venture of Shell and Exxon chemical companies) and Lubrizol. Each additive company has confirmed both the physical and chemical performance characteristics of ProLube base lube oil. Specifically, ProLube has exhibited strong Noack performance (a test for volatility at high temperatures), as well as positive low temperature and oxidative stability properties, and therefore is expected to fare well in the formulation of premium quality motor oil lubricants.


         The Company's entry into the base oil markets, which represent approximately 80% of the Company's projected revenues, may be timely. As discussed above under "New Motor Oil Standard", Upgraded, Significantly Tighter motor oil lubricant standards (called GF-3) are expected to take effect in mid-2001, as the Company's initial plant is expected to be completed. In management's opinion, the number of base oil suppliers which are expected to meet the new GF-3 standards may decline from the current twenty-five plants down to a maximum of seven plants for the 10W-30 and 5W-30 viscosity grades of motor oil recommended for most new cars. Because of GF-3, most independent motor oil formulators (which include a number of major companies such as Castrol and Valvoline) will be required to secure new base oil suppliers in order to continue to manufacture the full range of viscosity grade compliant motor oil products. The Company plans to produce GF-3 compliant base oils and, if able to do so, we would be optimally positioned to meet the new upgraded base oil requirements for independent motor oil formulators. The Company anticipates that it can moderately discount pricing for its GF-3 compliant base lube oils and still achieve strong profit margins and returns on capital.


         Independent lubricant formulators in North America collectively purchase over 700 million gallons per year, which is enough to support over 20 plants of the size the Company anticipates building domestically. Based on discussions with firms in the industry, we believe that there is a strong desire to maintain multiple base oil supply sources. Thus, the Company could provide a strategically valuable source of supply for these independent formulators.

         The Company intends to sell a large portion of the base lube oil production from its initial facilities on a contract basis and is in discussions with large and mid-size lubricant marketers, certain of which could purchase base oil volumes supporting each Probex facility. The Company has also received strong indications of interest in contractual supply arrangements for its fuel oil and its asphalt flux from a number of large users. The Company intends to market the non-contractual portions of its products on the spot market in order to maximize total revenues.


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ProPower


          ProPower fuel oil produced by ProTerra is expected to be a high quality, light distillate similar to diesel fuel or home heating oil. The sulfur content of ProPower precludes its use in very low sulfur over-the-road diesel applications, but it is expected to be highly attractive as an off-road diesel, chiefly because of a cetane index typically above 50. It also may be employed as a relatively low-sulfur, low-ash, clean-burning light burner fuel. ProTerra also produces certain secondary fuel products of lower quality; the bulk of those secondary fuel by-products is expected to be used to fuel plant operations, with the remainder (less than 5% of plant feed) directed to burner or blending markets at somewhat lower values than ProPower will realize.


ProBind

         The final product produced by ProTerra is ProBind, an asphalt flux, or modifier, which is comprised primarily of the concentrated additives inherent within used oil and therefore has numerous valuable performance enhancing properties. Asphalt products often require specialty chemicals that enhance high-temperature performance by promoting thickening at higher temperatures by increasing elasticity at lower temperatures. Probex believes that ProBind will be positioned against certain specialty chemical asphalt modifiers which are currently priced higher than projected values, once testing and in-use applications corroborate the higher value properties of ProBind.

Intellectual Property

         Probex's intellectual property protection strategy is twofold. The first element of the strategy is patent protection. Probex has filed for and hopes to secure the broadest possible patent protection for the core elements of its technology in as many major world markets as possible where patents are recognized and enforced. Probex recently received a notice of allowance from the United States Patent Office on all 42 pending claims on its primary patent application, which relates to the de-fouling pretreatment portion of ProTerra.


          The second element of Probex's strategy is the protection of its trade secrets. Probex's patent applications were filed in 1997 and early 1998 before the major portion of Probex's pilot testing program. Accordingly, essentially all of the process condition optimizations developed through pilot testing have not been disclosed under Probex's patent filings. Probex presently intends to maintain this information as a closely protected trade secret, thereby providing a significant measure of intellectual property protection even in markets where patents are effectively unenforceable.



          Probex has filed trademark applications on Purifine (TM), Purafine
(TM), Purefine (TM) and Profine (TM), all of which are pending, and claims common law trademark protection on ProTerra, ProLube, ProPower and ProBind.


Competition


          Safety Kleen is the largest domestic re-refiner of used lubricating oil into base lubricating oil, and therefore a prospective competitor of the Company; although, we believe Safety Kleen is not currently capable of producing GF-3 compliant base lube oils for the 10W-30 or 5W-30 viscosity grades. Using a non-proprietary thin or wiped film process at a large facility in East Chicago, Indiana, Safety Kleen currently re-refines 85 million gallons of used oil each year into GF-2 and generic quality base lubricating oil, fuel and asphalt byproducts. Evergreen Oil Inc. employs a similar technology at a much smaller 12 million gallon per year re-refinery in Northern California. Other competing technologies include the thermal deasphalting process of IFP/Viscolube, a joint technology venture of the Institut Francais du Petrole and Viscolube/Italiana S.p.A., Universal Oil Products' HyLube direct contact hydrogenation, Kinetic Technology Incorporated's process, and Interline Resources Corporation's propane extraction system.



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         Utilizing its proprietary "Trailblazer" process, Texaco Corporation's
Marrero, Louisiana facility is currently re-refining approximately 45 million gallons per year of used lubricating oil into various products including marine diesel fuel, but not base lubricating oil. Therefore, we do not consider Texaco to be a direct competitor.

         Probex is a development stage company that has never generated revenues from its current operations. While ProTerra has been validated by independent and reputable testing laboratories, there can be no assurances that the Company will be successful in entering the oil re-refining industry or generating revenue. In addition, there are no assurances that the Company will be able to secure equity and/or debt financing as needed to continue operations. Finally, even if the Company completes its first plant and begins actual production, it will be in a business that is highly competitive. Our competition includes companies which are significantly larger and more established and as a result, have better access to financing options.

Environmental/Governmental Consents

         The Company's business operations are subject to certain federal, state and local requirements which regulate health, safety, environment, zoning and land-use. In September 1992, the Environmental Protection Agency enacted regulations that govern the management of used oils. Although used oil directed for recycling is not classified as a hazardous waste under federal law, certain states do regulate used oil as hazardous wastes, which may affect the Company. Operating and other permits are generally required for the Company's facilities, including the planned plant in Wellsville. These permits, once issued, will be subject to revocation, modification and renewal. Many of the environmental laws and regulations applicable to the Company provide for substantial fines and criminal sanctions for violations. It is possible that future developments, such as stricter environmental laws, regulations or enforcement policies thereunder, could affect the handling, manufacture, use, emission or disposal of substances or pollutants at and in the Company plants. Moreover, some risk of environmental costs and liabilities is inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. The Company expects that, due to increasingly stringent environmental regulations arising from current and future requirements of law, it may have significant capital requirements for environmental projects in the future.

Reports to Security Holders


         You may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Additionally, our Internet site can be accessed at www.probex.com.


ITEM 2.           MANAGEMENT'S PLAN OF OPERATION

         Since Probex is a development stage company and has not had revenues from operations from inception, we are providing below our plan of operation for the next 12 months.

Facility Implementation, Operation, and Financing

         Probex has completed all material research and development activities related to ProTerra, and we expect to complete a Design and Critical Specifications Package (DCSP) by mid-2000. The DCSP will summarize Probex's experience and knowledge developed over the past five years, including pilot plant trials, process simulations, and research and industry experience. Among the items included in the DCSP will be a


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detailed description of the battery limits process, offsites and utilities, process flow diagrams, piping and instrumentation diagrams, mass balances, equipment design notes, information management and process control systems, site description and layout, and company standards.


         Probex is in negotiations with a global engineer/constructor partner for a turnkey engineering/procurement/construction (EPC) alliance and anticipates a preliminary agreement to be completed in the near future. This EPC agreement will include contracts encompassing industry-standard design, material, and workmanship warranties as well as appropriate and necessary credit-support commitments. As mentioned previously, Probex secured from The Port Authority of Columbiana County in Wellsville, Ohio a 12-month option agreement to purchase a site for its first domestic facility. This 22-acre site is optimally located on the Ohio River in the center of large supply and product markets, and includes a barge dock, 1.4 million gallons of tankage, a rail spur, and truck and rail loading and unloading racks. Phase I and Phase II environmental studies have been performed and the Wellsville, Ohio site is currently ready for development.


         We anticipate operating this initial plant facility under operations and maintenance (O&M) contracts. The exact details and responsibilities of the O&M contractor have yet to be determined. However, Probex envisions that the O&M contractor would be responsible for the operation and maintenance for the entire facility, including battery limit plant operations, material transfers, and storage and maintenance (scheduled and unscheduled). Probex will secure feedstock, market the products, and oversee facility operations and finances.

         The Company is in negotiations with various debt and equity partners to provide the financing for the initial facility and that financing will be used to fund capital costs, working capital, construction period interest, and financing expenses and fees.

         In support of the plant financing, and as outlined previously, Probex has in place letters of intent for sufficient used oil feedstock to support its first domestic facility. With regard to technical risk coverage, we intend to match any SPI Policy which may be issued by the Hartford Steam Boiler Inspection & Insurance Company to cost, schedule, and performance guarantees from the selected EPC firm. Finally, Probex is in the process of securing the product offtake letters of intent and contracts necessary to provide the revenue streams to support projected debt service requirements.


         With respect to project equity, HSB Engineering Finance Corp. has expressed an interest in providing up to $10 million of project equity and/or investments subordinated to senior debt, once senior debt financing is committed, if this type of investment is required. In addition, several firms are currently performing due diligence related to making direct equity investments in Probex. The Company recently completed and oversubscribed a $5 million private placement offering of Series A Preferred Stock by $0.4 million. The private placement combined with Probex's current cash position, ability to further access the public and private markets, the prospective HSB Engineering Finance Corp. investment, as well as other prospective financing sources, provides reasonable assurance as to Probex's ability to meet its initial plant equity requirements. The capital requirements for the initial plant are substantial, and there can be no assurances that Probex ultimately will obtain the capital required to construct its plant as projected.

         Additionally, the Company believes that joint ventures and licensing are the preferred commercialization options for ProTerra in many markets outside the United States. Probex has been invited to participate in facility expansion programs in Europe and India. Probex believes that additional opportunities for Probex facilities will develop, either on a joint venture or licensing basis, in South America, Asia, Australia, and the Middle East. In addition, Probex has met with the management team of a major European conglomerate which is actively interested in employing ProTerra in at least one facility to be constructed in Europe, although such discussions are at the preliminary stages and there can be no assurance that any agreements will be finalized at this time.

         The Company expects to add employees as needed during the next 12 months. In addition, the Company anticipates that the initial plant will be operated by O&M personnel who likely will not be employees of the Company.



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ITEM 3.           DESCRIPTION OF PROPERTY

         The Company is leasing its principal business space located at 1467 LeMay, Suite 111, Carrollton, Texas 75007. The term of the lease is three years expiring in May 2001.

         In June 1999, the Company secured from The Port Authority of Columbiana County in Wellsville, Ohio a twelve-month option agreement, in the amount of $1,350,000, to purchase a 22-acre site for its first domestic facility. The Company has paid a $5,000 good faith deposit for the option agreement. Additionally, the site and other surrounding property will be improved by construction of an adjacent highway interchange primarily using federal funds. The federal government has determined that no transfers of title to such land to private industry may take place prior to completion of the highway interchange that is projected to occur in 2001. Should the Company exercise the option to purchase the land, then an interim lease agreement will be in effect until the Seller certifies in writing that the highway interchange is complete. Rental payments under the interim lease will be $20,000 per month and payments in total shall be credited against the purchase price.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

         The following table sets forth the number of shares of the Company's common stock owned by each person who, as of November 24, 1999, was known by the Company to own beneficially more than five percent (5%) of its common stock.

         In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days.



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                  Name and                                  Amount And
                  Address Of                                Nature Of
Title Of          Beneficial                                Beneficial                Percent Of
Class             Owner                                     Owner                     Class*
--------------------------------------------------------------------------------------------------
Common            HSB Engineering Finance Corp.             2,587,288 (1)             11.0%
                  One State Street
                  Hartford, CT 06102

Common            CEDE & Co.                                2,084,420                 10.0%
                  P.O. Box 222
                  Bowling Green Station
                  New York, NY 10041

Common            James W. McCourt                          1,967,694 (2)              9.2%
                  P.O. Box 280
                  Cookeville, TX  75558


Common            Thomas G. Murray                          1,918,956 (3)              9.0%
                  Senior Vice President
                  1467 LeMay, Suite 111
                  Carrollton, TX 75007

Common            Alex D. Daspit                            1,833,447 (4)              8.7%
                  Senior Vice President
                  1467 LeMay, Suite 111
                  Carrollton, TX 75007
--------------------------------------------------------------------------------------------------

Notes:


*    Based on 20,925,477 shares of common stock outstanding as of November
     24, 1999.


1. Represents warrants to purchase stock at $0.01 per share through June 30, 2008.
2.   Includes 466,364 shares acquirable pursuant to the exercise of warrants.
3. Includes 324,220 shares owned by Probex Technologies, LP (not affiliated with the Company) for which Mr. Murray is an approximate 28% partner and acts as managing member of its general partner. Mr. Murray disclaims beneficial ownership of these shares. Excludes 490,000 shares acquirable pursuant to the exercise of stock options that have not vested and includes 85,410 shares acquirable pursuant to the exercise of warrants.

4. Includes 85,000 shares acquirable pursuant to the exercise of warrants and 100,000 shares acquirable pursuant to the exercise of fully vested stock options. Excludes 300,000 shares acquirable pursuant to the exercise of stock options that have not vested.


Security Ownership of Management

         The following sets forth the number of shares of the Company's common stock beneficially owned by (1) the individual directors of the Company, (2) the "named executive officers" (as defined in Item 6) of the Company and (3) all officers and directors of the Company as a group as of November 24, 1999.

         No officers or directors own shares of the Series A Preferred Stock.


------------------------------------------------------------------------------------------------------------------------------------
                  Name and Address                                                                  Amount And
                  Address Of                                                                        Nature Of
Title Of          Beneficial                                                                        Beneficial           Percent Of
Class             Owner                                          Title                              Owner                   Class*
------------------------------------------------------------------------------------------------------------------------------------
Common            Thomas G. Plaskett                       Chairman, CEO & President                353,750 (1)             1.7%
                  1467 LeNay, Suite 111
                  Carrollton, TX 75007

Common            K. Bruce Jones                           Director                                 852,309 (2)             4.0%
                  88 S. Bishop Road
                  Santa Rosa Beach, FL 32459

Common            Anthony J. Maselli                       Director                                  60,000 (3)             0.3%
                  109 North Road
                  Harwinton, CT 06791

Common            Nicholas W. Hollingshad                  Advisory Director                        832,400 (4)             3.8%
                  3204 Long Prairie Road, Suite C
                  Flower Mound, TX 75022

Common            William A. Searles                       Advisory Director                        295,600 (5)             1.4%
                  179 Hartshorne Rd.
                  Locust, NJ 07760

Common            Thomas G. Murray                         Senior Vice President,                 1,918,956 (6)             9.0%
                  1467 LeMay, Suite 111                    Director
                  Carrollton, TX 75007

Common            Alex D. Daspit                           Senior Vice President,                 1,833,447 (7)             8.7%
                  1467 LeMay, Suite 111                    Director
                  Carrollton, TX 75007

Common            All Officers and Directors as a Group                                          10,263,862 (8)            39.5%
------------------------------------------------------------------------------------------------------------------------------------


Notes


   * Based on 20,925,477 shares of common stock outstanding as of November 24, 1999.

1. Includes 185,000 shares acquirable pursuant to the exercise of warrants. Excludes 165,000 shares acquirable pursuant to the exercise of warrants that have not vested.
2. Includes 445,207 shares owned by CPM Partners, L.L.C. for which Mr. Jones exercises voting control. Mr. Jones disclaims beneficial ownership of these shares. Also includes 154,471 shares acquirable pursuant to the exercise of warrants. Excludes 40,000 shares acquirable pursuant to the exercise of warrants that have not vested.
3. All of these shares are acquirable pursuant to exercise of warrants. Excludes 40,000 shares acquirable pursuant to the exercise of warrants that have not vested.
4. Includes 832,400 shares owned by Probex Southwest Partnership LP for which Mr. Hollingshad exercises voting control. Mr. Hollingshad disclaims beneficial ownership of these shares.
5.   All of these shares are acquirable pursuant to the exercise of warrants.

6.   Includes 324,220 shares owned by Probex Technologies, LP for which Mr.

     Murray is an approximate 28% partner and acts as managing member of its general partner. Mr. Murray disclaims beneficial ownership of these shares. Also includes 85,410 shares acquirable pursuant to the exercise of warrants and excludes 490,000 shares acquirable pursuant to the exercise of stock options that have not vested.


7. Includes 85,000 shares acquirable pursuant to the exercise of warrants and 100,000 shares acquirable pursuant to the exercise of fully vested stock options. Excludes 300,000 shares acquirable pursuant to the exercise of stock options that have not vested.

8. Represents 12 persons and includes 2,045,000 shares acquirable pursuant to the exercise of options, 1,507,608 shares acquirable pursuant to the exercise of warrants, and 1,601,827 shares for which the officer or director exercises voting rights but disclaims beneficial ownership.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:



         Name                   Age          Position Held
-----------------------------------------------------------------------------------------------
Thomas G. Plaskett              56           Chairman of the Board, President &
                                             Chief Executive Officer

K. Bruce Jones                  58           Director

Anthony J. Maselli              37           Director

Nicholas W. Hollingshad         45           Advisory Director

William A. Searles              56           Advisory Director

Thomas G. Murray                41           Senior Vice President - Strategic
                                             Planning & Industry Affairs, Director

Alex D. Daspit                  45           Senior Vice President - Business
                                             Planning & Product Development, Director

Martin R. MacDonald             37           Senior Vice President - Operations

Bruce A. Hall                   43           Chief Financial Officer
-----------------------------------------------------------------------------------------------

         The Company's directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers of the Company serve at the discretion of the Company's directors.

         Thomas G. Plaskett (age 56) has been a director of the Company since June 1994 and President and Chief Executive Officer since September 1999. Since 1994, Mr. Plaskett has been a business consultant primarily in the merchant bank/private investor arena working with several emerging technology companies. Mr. Plaskett has broad-based experience at senior levels of major corporations, having served as a Director, Interim CEO and President, and then Chairman of the Board of Greyhound Bus Lines until March 1999. Prior to 1994, he was Chairman and CEO of Pan Am Corporation and President and CEO of Continental Airlines. He has been a director of Tandy Corp. since 1986 and a director of Smart and Final Inc. since 1994. From 1992 to 1996, Mr. Plaskett was a director of Neostar Retail Group, Inc. (formerly Babbage's, Inc.) and served as Chairman of Neostar from September 1996 to December 1996. Neostar filed a petition for insolvency under Federal bankruptcy laws in September 1996.


         K. Bruce Jones (age 58) has been a director of the Company since May 1994. Mr. Jones is the founder and managing principal of K. Bruce Jones and Associates, an investment management firm since June 1993. He has extensive experience in the operation and financial management of emerging growth companies. In addition, Mr. Jones has portfolio management and/or consulting experience with C&S National Bank (later Invesco Capital Management), the William O'Neill Company, Merrill Lynch Capital Markets, and Gateway Investment Advisors. Currently, Mr. Jones serves on the boards of Clifton Mining Company, Solomon Technologies, and Showcase Leather Holdings, Inc.



         Anthony J. Maselli (age 37) has been a director of the Company since June 1998 in conjunction with his company's investment in Probex. Mr. Maselli is the Founder and Managing Director of HSB Engineering Finance Corporation, and a Vice President of Hartford Steam Boiler Inspection & Insurance Company, Technology Risks department. He has been with HSB since 1995. Prior to joining HSB, Mr. Maselli worked for United American Energy Corporation from 1994 to 1995 and for Consolidated Edison Company of New York from 1984 to 1994. Mr. Maselli has experience in technology assessment, project evaluation and all aspects of project development, including project finance. He has been the key individual in the development of several large industrial projects, including independent power projects, manufacturing facilities and private corporation development.





         Nicholas W. Hollingshad (age 45) has been an Advisory Director of the Company since April 1999 in conjunction with an investment by him and certain other principals of ERM in Probex. Mr. Hollingshad has been a principal of Environmental Resources Management, an international industrial environmental firm since 1991. He is also a manager of Falcon Capital Management, LLC. Previously, he was a chemical engineer with Exxon and is a professional engineer with over fifteen years experience in industrial environmental engineering and eight years in chemical process engineering.



         William A. Searles (age 56) has been an Advisory Director of the Company since 1999. Mr. Searles has been associated with American Physicians Services Group, Inc. since 1989 as a director and since 1995 as Chairman of APS Investment Services, Inc. He is has been a director of a private company, Uncommon Care, Inc. since 1998 and a director of a public company, Prime Medical Services, Inc. since 1989. Previous to 1989, he spent 25 years in various positions with Wall Street investment banking firms, including the last 9 years as a limited partner with Bear Stearns.


         Thomas G. Murray (age 41) has been the Senior Vice President of Strategic Planning & Industry Affairs since September 1999. He served as Chief Executive Officer of the Company since joining the predecessor of

Probex in July 1993 and has also been a Director of the Company since that time. Mr. Murray was the Chief Executive Officer of InteCorp, an early-stage company engaged in developing wireless pipeline monitoring systems.

         Alex D. Daspit (age 45) has been the Senior Vice President of Business Planning & Product Development since September 1999. He served as President of the Company since September 1997. Mr. Daspit joined Probex in March 1994 in conjunction with an investment in the Company, and has also been a Director since that time. From 1986 to 1989, Mr. Daspit served as Senior Vice President of Corporate Strategy for International Telecharge Inc. (ITI), and was instrumental in ITI's growth from roughly $200,000 to in excess of $200 million in annual revenues during his three-year tenure. Prior to joining ITI, he independently developed and subsequently licensed to the entire U.S. welding industry the pioneering inverter power supply for arc welding.

         Martin R. MacDonald (age 37) has been the Senior Vice President of Operations since September 1999 and served as a Vice President of the Company since joining Probex in 1995. He is a professional engineer experienced at all levels of chemical processing system design, development, and management. Previously, Mr. MacDonald was a Senior Engineer at Ferguson Industries from 1994 to 1995. At Ferguson, he managed project implementation of chemical processing systems and plants, including conception, procurement, plant fabrication, assembly, and final commissioning. Mr. MacDonald has conceived, engineered, and commissioned new technologies such as the first high pressure ammonia injection water treatment system, a high velocity galvanizing system, and a low emissions ammonium polyphosphate production system, all of which are currently in commercial use.

         Bruce A. Hall (age 43) has been the Chief Financial Officer of the Company since September 1999 and served as Controller since joining Probex in May 1999. Mr. Hall has served in numerous financial and operating positions with companies in the hi-tech, manufacturing and real estate industries. Mr. Hall has been Chief Financial Officer of two companies, including Aslan Real Estate, Ltd. from January 1996 to May 1999 and Harris Adacom Systems, Inc. from 1993 to 1994 and has been the controller of international operations for Recognition Equipment, Inc. from 1986 to 1991 and Harris Adacom, Inc. 1992 to 1993. Additionally, Mr. Hall was a principal of the Capital Funding and Consulting Group, L.C. from 1994 to 1996 and a senior auditor with Arthur Young & Co from 1983 to 1986. Mr. Hall holds both CPA and CMA certifications.



         Significant Employees

         D. Yale Sage (age 45) has been the Vice President of Financial Planning and Development since September 1999 and served as Chief Financial Officer from March 1999 through September 1999. Mr. Sage was the President and Chief Executive Officer of Claridge Capital Corporation from 1997 to March 1999, a private investment and financial services company providing investment banking services to corporate clients. He was President and Chief Operating Officer of Seaboard Management Corporation from 1991 to 1997, a venture capital and investment banking company, managing funds totaling over $50 million. Over the past ten years, Mr. Sage has served in numerous financial and operating positions with companies in the manufacturing, financial service and entertainment industries. Previous to 1991, Mr. Sage has been Chief Financial Officer of six companies, including Global Plastics, L.L.C., Gateway International Development Corporation, and Groco Specialty Chemicals and Coatings. Mr. Sage has been controller of The Vault Company and Federal Support Corporation. Mr. Sage's prior business background includes Arthur Anderson & Company and The First

National Bank of Dallas.



         John E. Fahey (age 59) has been the Vice President of Industry Sales & Marketing for the Company since joining Probex in March 1999. Mr. Fahey is the former Regional Sales Manager - Base Oil Sales, and Sales and Marketing Manager of U.S. Government Sales, for Safety Kleen Oil Recovery Company, and was employed with them for 8 years from 1990 to March 1999. He is responsible for the Company's market analysis and positioning of Probex's base lubricating oils with certain prospective purchasers. Mr. Fahey is a former President of the Independent Lubricant Manufacturers Association (ILMA), which includes companies purchasing approximately 25% of all U.S. base oil production.



         Phil D. Pierce (age 58) has been the Vice President of Sales and Supply for the Company since joining Probex in April 1999. From January 1993 to February 1995, Mr. Pierce was Vice President of Sales & Operations for ProCycle Oil & Metals in Dallas. From February 1995 to June 1996, he was Vice President & General Manager for United Recycling, Inc. in Dallas. From July 1996 through February 1999, he was General Manager of McPherson Oil & Environmental Energy in Birmingham, Alabama. Mr. Pierce is responsible for base lubricating oil sales for national and international accounts and waste oil supply arrangements. Previously, Mr. Pierce was President and majority stockholder of Delta Petroleum Products, Inc. (Delta), from 1972 to 1991, a major distributor of lubricants and was responsible for all aspects of the business including sales, operations, and administration. Mr. Pierce has served on national distribution councils including Exxon, Shell, Citgo and other major companies.



         Ronald Michael Falconer (age 55) has been the Director of Plant Development of the Company since joining Probex in June 1999. Mr. Falconer has concentrated on hydrocarbon processing plants and equipment throughout his 33-year engineering career. He has experience with all engineering disciplines in the process plant environment relating to project development, implementation of operational start-ups and process production. From July 1998 to June 1999, he was an independent engineering consultant. From August 1997 to June 1998, he was Vice President of Production Operations for Evergreen Oil, Inc. in Newport Beach, California. From August 1996 to August 1997, he was General Manager of Production for Evergreen Environmental Services in the United Kingdom. From September 1994 to August 1996, he was Assistant Deputy General Manager of Production for Wiraswasta Gemilang in Indonesia and from March 1991 to September 1994, he was President of Evergreen Oil in Northern California. Previous to March 1991, positions include: Division President, Site Manager & Engineer; Mohawk Lubricants Ltd., Site Engineer & Division General Manager; Gulf Oil. Past accomplishments include the completion of a Canada wide project for community noise reduction by all refineries, application of the first DCS control system in a Canadian refinery, development of the world's first direct distillation and hydro-finishing continuous re-refining process, and completion of the White Oil R&D project in Wales. Mr. Falconer is a Registered Chartered Member of the Institution of Mechanical Engineers in the United Kingdom, and he is a Registered Professional Engineer in Ontario and British Columbia, Canada, and is a former President of the Re-Refiners Association of Canada.


         Philip E. Keown (age 57) has been the Director of Engineering for the Company since joining Probex in July 1999. From October 1998 to June 1999, Mr. Keown provided Probex engineering consulting services through his company, CES (Comprehensive Energy Services, Inc.), for which he was a principal since May 1995. From December 1985 to May 1995, Mr. Keown was the Fuels Contracting Manager with General Electric, Industrial & Power Systems. Mr. Keown is a Registered Professional Engineer in Texas and has published several petrochemical related papers.


         John N. Brobjorg (age 42) has been the Corporate Controller of the Company since January 2000 and has served as the Accounting Manager since joining the Company in October 1999. Mr. Brobjorg has served in numerous financial positions with companies in the hi-tech, manufacturing, and clinical laboratory industries. Mr. Brobjorg has been a Finance and/or Accounting Manager of several companies, including Praxair Inc from May 1996 to October 1999, Corning Clinical Laboratories from February 1992 to April 1996, Convex Computer Corporation from March 1985 to November 1990, and Amsoil, Inc from November 1982 to March 1985. Additionally, Mr. Brobjorg was the Controller for Logic Process Corporation from February 1991 to February 1992. Mr. Brobjorg holds a CMA certification and a Senior Accounting Certificate from the University of Minnesota at Minneapolis.

         There are no family relationships among the Company's directors and officers, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any director or officer was or is to be selected as an director or officer.

ITEM 6.           EXECUTIVE COMPENSATION

General

         No officer of the Company received compensation in excess of $100,000 or any cash bonus payment during the fiscal years ended September 30, 1997, 1998, or 1999. Compensation does not include minor business related and other expenses paid by the Company and such amounts in the aggregate do not exceed $10,000. The Company's Chief Executive Officer since October 1999, Thomas G. Plaskett has never been paid any cash compensation (salary or bonus), but has instead been paid in the form of non-cash compensation as described below. The Company's former Chief Executive Officer from inception to September 1999, Thomas G. Murray was paid compensation of $71,686 including $45,000 of cash and $26,686 of non-cash, $82,795 including $46,667 of cash and $36,128 of non-cash, and $91,876 including $64,876 of cash and $27,000 of non-cash for the fiscal years ended September 30, 1997, 1998 and 1999, respectively. Messrs. Plaskett and Murray are referred to as the "named executive officers."


Summary Compensation Table


                                     Annual Compensation               Long-Term Compensation
                                                                                Awards
--------------------------------------------------------------------------------------------------------------
                                                                                               Securities
              Name                  Fiscal                                    Restricted       Underlying
               And                   Year                                       Stock           Options/
            Principal               Ended       Salary         Bonus           Award(s)           SARs
            Position                 9/30        ($)            ($)              ($)              (#)
--------------------------------------------------------------------------------------------------------------
     THOMAS G. PLASKETT
Chairman/CEO/President             1999           --            --                --             350,000 (9)
Chairman of the Board              1998           --            --                --                  --
Chairman of the Board              1997           --         1,950 (3)            --                  --

     THOMAS G. MURRAY
CEO & Senior VP                    1999       64,876 (6)    27,000 (7)            --             490,000 (8)
CEO                                1998       66,667 (4)    16,128 (5)            --                  --
CEO                                1997       70,000 (1)     1,686 (2)            --                  --


Notes:


         Effective March 1, 1995, Mr. Murray was to be paid a total salary of $70,000. However, due to cash flow constraints, the Board of Directors approved an actual cash salary to be paid of $45,000 with the $25,000 remainder deferred. Effective May 31, 1997, the Board of Directors approved the conversion of Mr. Murray's cumulative deferred and unpaid salary for the period March 1, 1995 to May 31, 1997 in the amount of $78,813 into common stock of the Company at $0.11 per share. The price per share was representative of recent private placement offerings and Mr. Murray was issued 716,478 shares of common stock in June 1997. The Company recorded the deferred salary as salaries and wages for the proper accounting period in the Consolidated Financial Statements.



         Effective June 30, 1998, the Board of Directors approved the conversion of Mr. Murray's cumulative deferred and unpaid salary for the period June 1, 1997 to June 30, 1998 in the amount of $27,083 into common stock of the Company. Additionally, the Board of Directors recognized the significant contribution Mr. Murray made during the fiscal year ending September 30, 1998 and approved an issuance of 32,257 shares of common stock of the Company as a performance bonus. Both of these items were valued at $0.50 per share and as a result, Mr. Murray was issued a total of 86,423 shares of common stock in July 1998. The Company recorded the deferred salary as salaries and wages and the performance bonus as stock compensation expense for the proper accounting period in the Consolidated Financial Statements.

         Effective July 1, 1998, Mr. Murray was to be paid a total salary of $65,000. However, due to cash flow constraints, the increase did not start until September 1, 1998 and Mr. Murray was paid at the previously approved $45,000 annual amount. The Company has recorded the difference of $3,333 as an accrued liability at September 30, 1999 and will propose to the Board that the amount be paid in cash. The Company recorded the deferred salary as salaries and wages for the proper accounting period in the Consolidated Financial Statements.


         Effective June 4, 1999, the Board of Directors recognized the significant contribution Mr. Murray made during the fiscal year ending September 30, 1999 and approved an issuance of 54,000 shares of common stock of the Company as a performance bonus. The Company has recorded the issuance at a value of $0.50 per share and recorded an amount of $27,000 as stock compensation expense for the proper accounting period in the Consolidated Financial Statements.


(1)      The Salary amount for 1997 represents the following:


         o  $45,000 Cash compensation
         o  $25,000 Deferred salary for the period October 1, 1996 to September
                    30, 1997 paid in shares of common stock.
            -------
            $70,000
            =======


(2)      The Bonus amount for 1997 represents the following:

            $ 1,686 Directors fees paid in stock as discussed in (8) below
            =======

(3)      The Bonus amount for 1997 represents the following:

            $ 1,950 Directors fees paid in stock as discussed in (8) below
            =======

(4)      The Salary amount for 1998 represents the following:


         o  $46,667 Cash compensation
         o  $16,667 Deferred salary for the period October 1, 1997 to June 30,
                    1998 paid in shares of common stock.
         o    3,333 Deferred salary for the period July 1, 1998 to August 31,
                    1998 paid in shares of common stock.
            -------
            $66,667
            =======


(5)      The Bonus amount for 1998 represents the following:


            $16,128 Performance bonus during fiscal 1998 paid in shares of common stock.
            =======


(6)      The Salary amount for 1999 represents the following:

            $64,876 Cash compensation
            =======

(7)      The Bonus amount for 1999 represents the following:


            $27,000 Performance bonus during fiscal 1999 paid in shares of common stock.
            =======




(8) In June 1999, the Board of Directors approved and the Company adopted the 1998 Omnibus Stock and Incentive Plan for certain employees to purchase common stock of the Company at $0.50 per share. Effective June 30, 1999, the Company approved a plan to issue 2,750,000 stock options for employees of the Company. The option price is $0.50 per share and each share is generally exercisable after meeting five equally weighted goals over a maximum ten-year vesting period. As of September 30, 1999, all of these options had been granted but none had been vested or exercised. Mr. Murray was granted 490,000 options under this plan.

(9) In October 1999, Mr. Plaskett assumed the additional responsibilities of Chief Executive Officer and President of the Company in addition to his continuing role as Chairman of the Board. Mr. Plaskett is not paid any cash compensation for these roles, however, he was granted 250,000 warrants to purchase common stock of the Company at $1.00 per share for a five-year period. 50% of this award, or 125,000 warrants, vested immediately upon issuance and the remaining 50%, or 125,000 warrants, will vest in the future in accordance with the Company achieving certain milestones. Additionally, in August 1999, the Board of Directors approved an issuance of 100,000 warrants to each outside (non-employee) director to purchase common stock of the Company at $0.50 per share for a five-year period. Mr. Plaskett received 100,000 warrants of which 40,000 vested immediately and the remaining 60,000 will vest subject to the Company achieving certain performance milestones.



         Options/SAR Grants Table


                                                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                        (INDIVIDUAL GRANTS)
              ---------------------------------------------------------------------------------------------------------
                                                     Number of         Percent of
                                                    Securities           Total
                            Name                    Underlying       Options/SAR's      Exercise
                             And                   Options/SAR's       Granted To       or Base
                          Principal                   Granted         Employees in       Price
                          Position                      (#)           Fiscal Year       ($/SH)       Expiration Date
              ----------------------------------------------------------------------------------------------------------
                Thomas G. Plaskett, Chairman,
                       CEO & President              100,000 (1)       Directors Fees     $0.50         8/28/2004
                                                                          N/A
                Thomas G. Plaskett, Chairman,
                       CEO & President              250,000 (2)            8%            $1.00         9/30/2004
                Thomas G. Murray, Former CEO,
                           Sr. VP                   490,000 (3)           16%            $0.50         6/30/2008
              ----------------------------------------------------------------------------------------------------------



Notes:

(1) Represents five-year warrants granted to purchase common stock of the Company as consideration for director's services. 100,000 warrants were granted in total but only 40,000 have vested, and the remaining 60,000 will vest in the future in accordance with the Company achieving certain performance milestones.

(2) Represents warrants granted to purchase common stock of the Company as consideration for assuming the responsibilities of CEO and President in October 1999. 250,000 warrants were granted in total but only 125,000 have vested, and the remaining 125,000 will vest in the future in accordance with the Company achieving certain performance milestones.


(3)      Mr. Murray was granted 490,000 options under the Company's
         1998 Omnibus Stock and Incentive Plan. The option price is $0.50 per share and each share is generally exercisable after meeting five equally weighted goals over a maximum ten-year vesting period. As of September 30, 1999, none of these options had been vested.


         Aggregated Options/SAR Exercises in Last Fiscal Year
         And Fiscal Year End Option/SAR Values



                         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                 AND FISCAL YEAR END OPTION/SAR VALUES
------------------------------------------------------------------------------------------------------
                                                            Number Of
                                                            Securities          Value Of Unexercised
                                                            Underlying              In-The Money
                                                            Unexercised            Options/SAR's at
              Name                    Shares                Options/SAR's            9/30/99 ($)
               And                 Acquired on   Value      at 9/30/99 (#)           Exercisable/
            Principal                Exercise    Realized   Exercisable/            Unexercisable
            Position                   ($)         ($)      Unexercisable
------------------------------------------------------------------------------------------------------
  Thomas G. Plaskett, Chairman,         --          --       40,000 (1)/         $ 148,080  (4)/
         CEO & President                                     60,000 (1)          $  98,720  (4)
  Thomas G. Plaskett, Chairman,         --          --      125,000 (2)/         $ 308,500  (4)/
         CEO & President                                    125,000 (2)          $ 308,500  (4)
  Thomas G. Murray, Former CEO,         --          --           -- (3)/         $      --  (4)/
             Sr. VP                                         490,000 (3)          $1,209,320 (4)
------------------------------------------------------------------------------------------------------


Notes:


(1) Represents five-year warrants granted to purchase common stock of the Company as consideration for director's services. 100,000 warrants were granted in total, of which 40,000 vested and the remaining 60,000 will vest in the future in accordance with the Company achieving certain performance milestones.



(2) Represents warrants granted to purchase common stock of the Company as consideration for assuming the responsibilities of CEO and President in October 1999. 250,000 warrants were granted in total, of which 125,000 vested and the remaining 125,000 will vest in the future in accordance with the Company achieving certain performance milestones.



(3) Mr. Murray was granted 490,000 options under the Company's 1998 Omnibus Stock and Incentive Plan. The option price is $0.50 per share and each share is generally exercisable after meeting five equally weighted goals over a maximum ten-year vesting period. As of September 30, 1999, none of these options had been vested.


(4)      Value based upon a price per share of $2.468 on November 24, 1999.

Compensation of Directors


                  The Company does not pay the Board of Directors fees for attendance or similar remuneration. However, in December 1996, the Company issued 579,720 shares of common stock to four directors (of which two are officers) in recognition of services performed. Thomas G. Plaskett, K. Bruce Jones and Alex D. Daspit were each issued 150,000 shares and Thomas G. Murray was issued 129,720 shares. The shares were valued at $0.013 per share based upon an average book value calculation of the Company at that time.



                  Additionally, in August 1999, the Board of Directors approved an issuance of 100,000 warrants to each outside (non employee) director to purchase common stock of the Company at $0.50 per share for a five-year period ending August 2004, 60,000 of which are subject to achievement of certain performance conditions. Thomas G. Plaskett, K. Bruce Jones and Anthony J. Maselli were each issued 100,000 warrants.


                  The Company reimburses directors for any out-of-pocket expenses incurred by them in conjunction with the business.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements See "Certain Relationships and Related Transactions."

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Anthony J. Maselli, a director of the Company since June 1998, is the Founder and Managing Director of HSB Engineering Finance Corporation (HSB Engineering) and a Vice President of the Technology Risks Department of Hartford Steam Boiler Inspection & Insurance Company. Mr. Maselli has been with HSB Engineering since 1995. On June 30, 1998, the Company and HSB Engineering, a wholly-owned subsidiary of Hartford Steam Boiler Inspection & Insurance Company, entered into an agreement whereby HSB Engineering will loan up to $1,500,000 for working capital purposes. At September 30, 1999, $750,000 had been drawn by the Company under this agreement and has been recorded as a current liability (due June 30, 2000) in the Consolidated Financial Statements. In exchange for the loan, the Company has granted a ten-year warrant to purchase shares of common stock of the Company at $0.01 per share equal to 10% of the number of shares of common stock outstanding on a fully diluted basis. The Company also granted HSB Engineering certain rights for as long as the indebtedness is outstanding, including:


         o HSB Engineering can appoint one or more members of the Company's Board of Directors as long as they hold securities exercisable or convertible into at least 5% of the Company's common stock.

         o The Company may not participate in any significant transaction without the approval of HSB Engineering. These significant transactions include mergers, asset sales, changes in the Company's authorized stock, amendments to the Company's bylaws and articles of incorporation, liquidation and dissolution, the commencement of bankruptcy or insolvency proceedings. Additionally, HSB Engineering has the right to approve the execution of certain material contracts, including certain compensation and employment contracts and contracts aggregating an amount of $100,000 or greater.


         As a requirement of the loan, two of the Company's executive officers, Thomas G. Murray and Martin R. MacDonald executed employment contracts with the Company effective June 30, 1998 and expiring June 30, 2000. The terms of the agreements include:

         o A minimum base salary of $5,000 a month plus standard and customary plans offered by the Company (incentive plans, insurance, vacations, reimbursement of expenses)
         o        Termination for cause, without cause and for good reason.
         o Non-solicitation agreement prohibiting inducement of employees to leave the Company or any interference with employees or the Company for a four (4) year period after leaving the Company.
         o Covenant not to compete for a four (4) year period after leaving the Company.


         Nicholas W. Hollingshad, an advisory Director of the Company since April 1999, is a principal of Environmental Resources Management (ERM), an international industrial environmental firm. The Company has engaged ERM to provide environmental due diligence and permitting service in connection with the development of the Company's initial plant in Wellsville, Ohio. Pursuant to such engagement, the Company has paid ERM an aggregate of $33,000 and expects to pay in excess of $400,000 during the current fiscal year.

         William A. Searles, an advisory Director of the Company since November 1999, is the Chairman of APS Investment Services, Inc. The Company engaged APS Financial Corporation, an affiliate of APS Investment Services, Inc., to serve as the placement agent for the Company's private placement of Series A Preferred Stock. As a result of such engagement, the Company paid APS Financial Corporation a total of $588,500 in cash commissions and will issue to APS Financial Corporation five-year warrants to purchase a total of 402,000 shares of common stock at a purchase price of $1.875 per share.


ITEM 8.           DESCRIPTION OF SECURITIES

GENERAL


         The Company is a Colorado corporation and its affairs are governed by the Amended and Restated Articles of Incorporation and the Bylaws of the Company and the Colorado Business Corporation Act (CBCA). The following description of the Company's capital stock is qualified in all respects by the Articles and the Bylaws, copies of which have been filed as exhibits to the registration statement.

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value (Common Stock), and 10,000,000 shares of preferred stock, no par value (Preferred Stock).

COMMON STOCK


         As of November 24, 1999, the Company had outstanding 20,925,477 shares of its Common Stock held by 444 holders of record of its Common Stock. In addition, the Company had reserved for issuance an additional 10,948,099 shares of Common Stock issuable upon the exercise of outstanding options and warrants or upon the conversion of outstanding shares of Series A Preferred Stock. Holders of Common Stock do not have cumulative voting rights and are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. The Common Stock is not entitled to preemptive rights and is not subject to redemption (including sinking fund provisions) or conversion. Upon liquidation, dissolution or winding-up of the Company, the assets (if any) legally available for distribution to shareholders are distributable ratably among the holders of Common Stock after payment of all debts and liabilities of the Company and the liquidation preferences of any outstanding classes or series of Preferred Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to the preferential rights of any outstanding classes or series of Preferred Stock that the Company may issue in the future.


PREFERRED STOCK

         The Board of Directors may, without further action of the shareholders of the Company, issue shares of Preferred Stock in one or more series and fix or alter the rights and preferences thereof, including the voting rights, redemption provisions, dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock.


         On July 21, 1999, the Board of Directors approved a series of Preferred Stock, which currently consists of up to 1,000,000 shares of Preferred Stock (such amount may from time to time be increased or decreased by the Board of Directors), designated as 10% Cumulative Convertible Series A Preferred Stock (the Series A Preferred Stock). The Series A Preferred Stock, with respect to rights on liquidation, winding up and dissolution, ranks senior to all classes and series of Common Stock and may rank senior to other classes of Preferred Stock. The Series A Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends, that is prior to the liquidation preference of the Common Stock. The Series A Preferred Stock is entitled to receive semi-annual dividends at the rate of $1.00 per annum payable either in cash or shares of Common Stock, at the option of the Company. The holders of Series A Preferred Stock are not entitled to vote, except for certain limited matters and to the extent required by law. Each share of Series A Preferred Stock is convertible at any time into 5.33333 shares of Common Stock and shall be automatically converted, without further action on the part of the Company or the holder thereof, into 5.33333 fully paid and nonassessable shares of Common Stock on the date following any thirty-day trading period in which the average daily closing price exceeds $5.625 per share. The Company will not issue any fractional shares of Common Stock.

         As of December 15, 1999, the Company had 535,000 outstanding shares of its Series A Preferred Stock held of record by 44 holders.


REGISTRATION RIGHTS


         Holders of the Series A Preferred Stock have certain rights to have shares of Common Stock issued upon conversion of the Series A Preferred Stock registered under the Securities Act pursuant to the terms of agreements between such holders and the Company. Also, holders of Warrants F, H, K and N have certain rights to have shares of Common Stock registered under the Securities Act pursuant to the terms of the agreements between such holders and the Company. For both the holders of the Series A Preferred Stock and the holders of Warrants F, H, K and N, if at any time the Company proposes to file a registration statement for purposes of effecting a public offering of securities of the Company, the Company must notify the holders of such proposed offering, and upon their request, the Company must use its best efforts to register all shares of Common Stock owned by the holders. In such instances, the Company is responsible for the expenses related to the registration of such shares.

         Pursuant to the terms of that certain Investor Rights Agreement between the Company and HSB, dated as of June 30, 1998, holders of shares of Common Stock have certain rights to have such shares registered under the Securities Act. Specifically, the holders have the right to demand that the Company use its best efforts to register all their shares of Common Stock after a firm commitment underwritten public offering pursuant to a registration statement to be filed with the SEC. The Company shall only be obligated to effect two registrations on demand. Additionally, if at any time the Company proposes to register its securities under the Securities Act, the Company must notify the holders of such proposed offering, and upon their request, the Company must use its best efforts to register all shares of Common Stock owned by such holders. In such instances, the Company is responsible for the expenses related to the registration of such shares.

         In the event that less than all the shares of Common Stock entitled to registration rights can be included in a registration statement, priority will be granted first to the holders under the Investor Rights Agreement, second to the holders of the Series A Preferred Stock and third to the remaining holders on a pro rata basis.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Principal Market or Markets



         Shares of the Company's Common Stock presently trade inactively on the NASD over-the-counter bulletin board under the symbol "PRBX". The range of high and low bid and ask for the Company's Common Stock for the last eight quarters are as follows:




                                       Bid                       Ask
                                       ---                       ---
For the Quarter Ended:           High         Low          High         Low
----------------------          ------      -------       ------        -----
September 30, 1999              1.6875      1.40625        1.875         1.50
June 30, 1999                     1.75         1.25       1.9375        1.375
March 31, 1999                    1.75        .5625            2        .6875
December 31, 1998                  .75          .25       1.3125          .75
September 30, 1998                   2         .375        2.375            1
June 30, 1998                    2.125        1.375         2.50        1.875
March 31, 1998                    2.50            1            3            2
December 31, 1997                 .125         .125         None         None


The high and low bid and ask information was obtained from National Quotation Bureau, L.L.C. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.



         The Company has made an application to list the Common Stock on the American Stock Exchange under the symbol "PRB", which application has been preliminarily approved. The Company expects that its Common Stock will begin trading on the American Stock Exchange on or about February 3, 2000. The Transfer Agent and Registrar for the Common Stock is Transfer Online.


Holders of Common Stock


         As of November 24, 1999, the Company had 444 shareholders of record of its Common Stock.


Dividends


         Holders of shares of Common Stock are entitled to receive dividends in cash, property or shares of the Company, as and when declared by the Board of Directors, to the extent and in the manner permitted by law. During the last two fiscal years, the Company did not pay dividends on its Common Stock. The Company does not anticipate paying dividends on its Common Stock at this time. Holders of shares of Series A Preferred Stock are entitled to dividends as described in Description of Securities.

ITEM 2.           LEGAL PROCEEDINGS.

         The Company is not involved in any material pending legal proceeding. The Company has received a letter from a former employer of a current employee alleging violations of certain non-compete provisions in the employee's employment contract with the former employer. The Company believes such claims are without merit and intends to vigorously contest any claims asserted by the former employer.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         The following chart sets forth unregistered sales of securities by the Company during the preceding three years, as follows:





    SECURITY ISSUED          DATE ISSUED           ISSUED TO                CONSIDERATION              EXEMPTION
------------------------- ------------------- -------------------- -------------------------------- -----------------
14,171 shares of Common   January 1997        Four consultants     Consulting services                    (1)
Stock
------------------------- ------------------- -------------------- -------------------------------- -----------------
470,000 shares of         January - March     Investors            $0.25/share for a total of             (1)
Common Stock              1997                                     $117,500 gross cash proceeds

------------------------- ------------------- -------------------- -------------------------------- -----------------
600,000 shares            January 1997        Employee             Services rendered                      (1)
------------------------- ------------------- -------------------- -------------------------------- -----------------
Warrants for 150,000      February 1997       Officer of the       $0.10/share                            (1)
shares of Common Stock    Warrants expire     Company
                          in 2001, to date
                          none have been
                          exercised.
------------------------- ------------------- -------------------- -------------------------------- -----------------
506,813 shares of         February 1997       Three investors      (i) Extension of maturity              (1)
Common Stock                                                       date of a note payable to
                                                                   one of the investors;
                                                                   (ii) An equalization of
                                                                   the difference in
                                                                   conversion prices between
                                                                   each investor's
                                                                   $1.50/share offering and
                                                                   the Company's $0.25/share
                                                                   offering; and (iii) The
                                                                   Company's inability to
                                                                   effect timely repayment
                                                                   of the principal and
                                                                   interest on the note due
                                                                   and payable
------------------------- ------------------- -------------------- -------------------------------- -----------------


------------------------- ------------------- -------------------- -------------------------------- -----------------
2,295,067 shares of       January 1997        All warrant holders  $0.25/share for a total of             (1)
Common Stock                                                       $574,000 gross cash proceeds
                                                                   and future commitments of
                                                                   approximately $300,000
------------------------- ------------------- -------------------- -------------------------------- -----------------
197,564 shares of         April - June 1997   Nine investors,      Extension of terms of a                (1)
Common Stock                                  one of which was     $150,000 promissory note
                                              an officer           issued in April 1996
------------------------- ------------------- -------------------- -------------------------------- -----------------
553,000 shares of         April - June 1997   Seven consultants    $0.25/share for consulting             (1)
Common Stock                                                       services
------------------------- ------------------- -------------------- -------------------------------- -----------------
724,702 shares of         May 1997            Investors            $0.25/share for the conversion         (1)
Common Stock                                                       of $162,500 of 12% convertible
                                                                   notes issued in June 1996
------------------------- ------------------- -------------------- -------------------------------- -----------------
52,183 shares of Common   May 1997            Two Employees        $0.25/share for services               (1)
Stock
------------------------- ------------------- -------------------- -------------------------------- -----------------
304,545 shares of         May 1997            Investor             $0.11/share exchange for               (1)
Common Stock                                                       conversion of the $30,000 10%
                                                                   convertible note issued in
                                                                   March 1996
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,220,000 shares of       May 1997            Investors            $0.11/per share for a total of         (1)
Common Stock                                                       $130,000 cash proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,908,631 shares of       May 1997            Three officers       $0.11/share for deferred and           (1)
Common Stock                                                       unpaid compensation
------------------------- ------------------- -------------------- -------------------------------- -----------------
52,500 shares of Common   July 1997           Four consultants     $0.25/share for consulting             (1)
Stock                                                              services
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,193,000 shares of       July - September    Investors            $0.25/share for a total of             (1)
Common Stock              1997                                     $298,000 cash proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
538,300 shares of         September 1997      Two investors        Conversion of 12% convertible          (1)
Common Stock                                                       notes and accrued interest
------------------------- ------------------- -------------------- -------------------------------- -----------------
185,865 shares of         September 1997      Investors            Conversion of $150,000 12%             (1)
Common Stock                                                       promissory notes plus accrued
                                                                   interest
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,915,344 shares of       October 1997        Subscribed but not                                          (1)
Common Stock                                  issued in
                                              September 1997
------------------------- ------------------- -------------------- -------------------------------- -----------------
327,786 shares of         October -           Investors            $0.25/share for a total of             (1)
Common Stock              December 1997                            $82,000 cash proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
410,130 shares of         October -           Three consultants    $0.25/share for consulting             (1)
Common Stock              December 1997                            services
------------------------- ------------------- -------------------- -------------------------------- -----------------


------------------------- ------------------- -------------------- -------------------------------- -----------------
151,667 shares of         October -           Two employees        $0.25/share for services               (1)
Common Stock              December 1997
------------------------- ------------------- -------------------- -------------------------------- -----------------
179,952 shares of         January 1998        Investor             $0.25/share; retired                   (1)
Common Stock                                                       certificate and reissued new
                                                                   certificate for 89,976
                                                                   shares(2)
------------------------- ------------------- -------------------- -------------------------------- -----------------
269,976 shares of         March 1998          Investors            $0.50/share for a total of             (1)
Common Stock                                                       approximately $135,000 cash
                                                                   proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
40,770 shares of Common   March 1998          Investors            $0.65/share for a total of             (1)
Stock                                                              $26,500 cash proceeds; 12,230
                                                                   additional shares issued April
                                                                   1998(3)
------------------------- ------------------- -------------------- -------------------------------- -----------------
93,000 shares of Common   April 1998          Investors            $0.50/share representing               (1)
Stock                                                              $46,500 cash proceeds;
                                                                   subscribed but not issued by
                                                                   the transfer agent in March
                                                                   1998
------------------------- ------------------- -------------------- -------------------------------- -----------------
620,251 shares of         April - June 1998   Investors            $0.50/share for a total of             (1)
Common Stock                                                       $310,126 cash proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
208,976 shares of         June 1998           Investors            $0.50/share in exchange for            (1)
Common Stock                                                       conversion of remaining
                                                                   $100,000, plus accrued
                                                                   interest of the 12% notes
                                                                   issued June 1996
------------------------- ------------------- -------------------- -------------------------------- -----------------
161,895 shares of         April - June 1998   Six consultants      $0.50/share for consulting             (1)
Common Stock                                                       services
------------------------- ------------------- -------------------- -------------------------------- -----------------
187,977 shares of         April - June 1998   Five employees       $0.50/share as special                 (1)
Common Stock                                                       performance bonuses
------------------------- ------------------- -------------------- -------------------------------- -----------------
50,000 shares             July 1998           Employee             Services                               (1)
------------------------- ------------------- -------------------- -------------------------------- -----------------
100,000 shares            July 1998           Two Directors        Services                               (1)
------------------------- ------------------- -------------------- -------------------------------- -----------------
240,111 shares of         August 1998         Three officers       $0.50/share for deferred and           (1)
Common Stock                                                       unpaid compensation
------------------------- ------------------- -------------------- -------------------------------- -----------------
5,300 shares of Common    August 1998         Employee             $0.50/share for unpaid                 (1)
Stock                                                              compensation
------------------------- ------------------- -------------------- -------------------------------- -----------------




------------------------- ------------------- -------------------- -------------------------------- -----------------
259,800 shares of         January 1999        Investors            One share of Common Stock and          (1)
Common Stock                                                       one warrant exercisable at
                                                                   $0.75/share for each $0.50
                                                                   invested for a total of
                                                                   $129,900 gross proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
2,988,131 shares of       February - April    Investors            One share of Common Stock              (5)
Common Stock              1999                                     ($0.50) and one warrant
                                                                   exercisable at $0.75/share for
                                                                   each $0.50 invested, for a
                                                                   total of $1,364,166 gross
                                                                   proceeds(4)
------------------------- ------------------- -------------------- -------------------------------- -----------------
30,000 shares of Common   March 1999          Two                  $0.50/share for consulting             (1)
Stock                                         consultants          services
------------------------- ------------------- -------------------- -------------------------------- -----------------
63,100 shares of Common   March 1999          Five Employees       $0.50/share for services               (1)
Stock
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,176,471 shares of       June - July 1999    Directors and        One share of Common Stock and          (1)
Common Stock;                                 Officers             one warrant exercisable for 2
1,176,471 of $1.00                                                 years at $1.00/share and one
warrants and 117,647 of                                            $0.10 warrant for each $0.425
$0.55 warrants were                                                invested that is exercisable
issued as a result                                                 for 5 years at $0.55/share for
                                                                   a total of $500,000 gross
                                                                   proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
1,440,800 shares of       August 1999         Warrant Holders      Call of Class Q Warrants for a         (1)
Common Stock                                                       total of $1,080,600 gross
                                                                   proceeds
------------------------- ------------------- -------------------- -------------------------------- -----------------
535,000 shares of         July 1999           New Investors;       Up to $5,000,000 of Series A           (1)
Series A Preferred Stock                      subscribed but not   Preferred Stock at
                                              issued               $10.00/share for a total of
                                                                   $5.4 million
------------------------- ------------------- -------------------- -------------------------------- -----------------




Notes:

(1) Securities were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act as transactions not constituting a public offering of securities.


(2) The 179,952 shares were subscribed but not issued by the Company's transfer agent on December 31, 1997. The Company determined that the shares were issued incorrectly on a pre-split basis and should have been 89,976 shares of Common Stock at $0.50 per share on a post-split basis. The transfer agent retired the 179,952 share certificate and issued a new certificate in the amount of 89,976 shares.

(3) The Company determined that the investment should have been at $0.50 per share instead of $0.65 per share, thus an additional 12,230 shares were issued in April 1998.

(4) The offering was over-subscribed and the Company agreed to accept the additional subscriptions.


(5) Securities were issued in reliance upon the exemption from registration in connection with the sales of securities contained in Section 506 of Regulation D promulgated under the Securities Act.



ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Amended and Restated Articles of Incorporation of the Company provide that to the fullest extent permitted by applicable law, a director of the Company will not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director.


         The Colorado Business Corporation Act (CBCA) permits the indemnification of directors, employees, officers and agents of Colorado corporations. The Company's Articles and Bylaws provide that the Company shall indemnify any person to the fullest extent permitted by law. Under the CBCA, an officer or director may be indemnified if he acted in good faith and reasonably believed that his conduct: (i) was in the best interests of the Company and if he acted in his official capacity or (ii) was not opposed to the best interests of the Company in all other cases. In addition, the indemnitee may not have reasonable cause to believe that his conduct was unlawful in the case of a criminal proceeding. In any case, the indemnitee may not have been found liable to the Company for improperly receiving a personal benefit or for willful or intentional misconduct in the performance of his duty to the Company. The Company (i) must indemnify an officer or director for reasonable expenses if he is successful, (ii) may indemnify an officer or director for such reasonable expenses unless he was found liable for willful or intentional misconduct in the performance of his duty to the Company, and (iii) may advance reasonable defense expenses if the officer or director undertakes to reimburse the Company if he is later found not to satisfy the standard for indemnification expenses.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              PROBEX CORPORATION
                               AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1999 AND 1998

          [M.C. HUNTER & ASSOCIATES, CPAS AND CONSULTANTS LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
  PROBEX CORPORATION AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of PROBEX CORPORATION AND SUBSIDIARIES (a development stage company) as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from April 1, 1988 (inception of operations) to September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PROBEX CORPORATION AND SUBSIDIARIES (a development stage company) as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended and for the period from April 1, 1988 (inception of operations) to September 30, 1999, in conformity with generally accepted accounting principles.

/s/ M.C. HUNTER & ASSOCIATES

December 10, 1999

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET


                                                      SEPTEMBER 30,
                                                   1999           1998
                                               -----------    -----------
                         ASSETS
CURRENT ASSETS

   Cash in banks                               $ 2,658,055    $    12,590
   Employee receivable                               8,708         15,362
   Prepaid expense                                  13,687             --
                                               -----------    -----------

     Total Current Assets                        2,680,450         27,952
                                               -----------    -----------

PROPERTY AND EQUIPMENT

   Lab and research equipment                      892,850        666,843
   Leasehold Improvements                           66,489         59,374
   Other                                           157,346        116,074
                                               -----------    -----------
                                                 1,116,685        842,291
   Accumulated depreciation and amortization      (324,301)      (194,796)
                                               -----------    -----------

     Total Property and Equipment                  792,384        647,495
                                               -----------    -----------

INTANGIBLE ASSETS - PATENTS                         15,150             --

RESTRICTED CASH                                    190,142             --

OTHER ASSETS                                         2,937          3,737
                                               -----------    -----------
         Total Assets                          $ 3,681,063    $   679,184
                                               ===========    ===========


See Notes to Consolidated Financial Statements and Independent Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET

                                                                             SEPTEMBER 30,
                                                                         1999           1998
                                                                      -----------    -----------
          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable, trade                                            $   285,784    $   279,307
   Payroll taxes withheld                                                   1,980          5,302
   Promissory note                                                        750,000             --
   Current portion of obligations under capital leases                      9,701             --
   Other current liabilities                                                1,848            499
   Accrued expenses                                                       252,032         27,400
                                                                      -----------    -----------

     Total Current Liabilities                                          1,301,345        312,508
                                                                      -----------    -----------

LONG-TERM LIABILITIES
   Promissory note                                                             --        300,000
   Obligations under capital leases                                        20,361             --
                                                                      -----------    -----------

     Total Long-Term Liabilities                                           20,361        300,000
                                                                      -----------    -----------

       Total Liabilities                                                1,321,706        612,508
                                                                      ===========    ===========

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Series A 10% Cumulative Convertible Preferred Stock, no par
     value, authorized 10,000,000 shares, subscribed but not issued
     190,000 at Sep. 30, 1999 and None at Sep. 30, 1998                 1,608,227             --

   Common Stock, no par value, authorized 37,500,000
     shares, issued and outstanding - 18,932,029 at
     Sep. 30, 1999 and 14,930,413 at Sep. 30, 1998                      7,329,260      5,548,004

   Common Stock, subscribed but not issued -
      2,011,388 at Sep. 30, 1999 and None at Sep. 30, 1998              1,316,600             --

   Deferred Stock Expense                                                  (5,209)       (23,958)

   Deficit Accumulated During Development Stage                        (7,889,521)    (5,457,371)
                                                                      -----------    -----------

       Total Stockholders' Equity                                       2,359,357         66,675
                                                                      -----------    -----------

         Total Liabilities and Stockholders' Equity                   $ 3,681,063    $   679,184
                                                                      ===========    ===========


See Notes to Consolidated Financial Statements and Independent Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                         PERIOD FROM
                                                                                        APRIL 1, 1988
                                                       TWELVE MONTHS ENDED              (INCEPTION) TO
                                                            SEPTEMBER 30,                  SEPT. 30,
                                               1999            1998          1997            1999
                                            ----------     ----------     ----------     ------------
Revenue                                     $        --             --             --    $    86,729
COST OF REVENUE                                      --             --             --        173,493
                                            -----------    -----------    -----------    -----------
GROSS LOSS                                           --             --             --        (86,764)

Operating Expenses

   Salaries and wages                           298,703        203,019        160,778      1,018,038
   Research and development                   1,202,864        521,427        311,693      2,662,094
   Stock compensation expense                   167,550        172,530        100,087        453,903
   Stock services expense                        65,000        170,980        163,324        410,427
   Consulting fees                                   --         60,835         33,746        136,684
   Legal fees                                    62,687         77,864            465        319,036
   Directors fees                                    --             --            594            591
   Accounting fees                               30,909         49,129         23,369        145,726
   Insurance                                     66,510         48,905         33,878        222,867
   Payroll taxes                                 24,590         13,153          9,844         72,945
   Travel and entertainment                     136,939         64,101         45,231        340,169
   Telephone                                     39,529         37,739         28,938        158,582
   Vehicle expenses                               1,611            457             --          6,009
   Office supplies                               53,421         11,961         16,457        128,234
   Rent                                          41,716         26,302         13,825        118,777
   Depreciation                                  36,344         20,343          4,615         64,315
   Marketing services                             2,517          2,032         32,000         58,477
   Stock transfer fees                            4,541          5,487          4,201         15,468
   Utilities                                     13,928          5,987          4,591         38,690
   Miscellaneous                                 68,865         88,294         32,586        301,566
                                            -----------    -----------    -----------    -----------

     Loss from Operations                     2,318,224      1,580,546      1,020,220      6,759,360
                                            -----------    -----------    -----------    -----------

OTHER INCOME AND EXPENSE

   Stock financing expense                           --       (561,567)      (158,754)      (720,321)
   Loss on sale of land                              --             --        (47,109)       (47,109)
   Loss on sale of property and equipment            --             --         (3,000)      (158,797)
   Interest expense                            (107,820)       (11,959)       (72,335)      (197,883)
   Miscellaneous income (expense)                11,017         (3,401)         7,876         11,075
                                            -----------    -----------    -----------    -----------


     Total Other Income and Expense             (96,803)      (576,927)      (273,322)    (1,113,035)
                                            -----------    -----------    -----------    -----------

       NET LOSS                             $ 2,415,027    $ 2,157,474    $ 1,293,542    $ 7,872,395
                                            ===========    ===========    ===========    ===========

       NET LOSS PER SHARE                   $      0.15    $      0.17    $      0.07
                                            ===========    ===========    ===========


See Notes to Consolidated Financial Statements and Independent Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                Equity
                                                                    Common Stock              Accumulated
                                                        -----------------------------------     During       Total
                                                        Shares/Units  Shares/Units            Development Stockholders'
                                                           Issued     Subscribed    Amount       Stage      Equity
                                                        -----------   ------------ --------   ----------- ------------
   Net loss for the period April 1, 1988 (Inception)
     to September 30, 1988                                       --                $    --    $     (14)   $     (14)

   Shares/Units issued:
     Units issued August 1988 - $.000133 per share       27,500,000                  3,667                     3,667

     Shares issued September 1988 - $.001 per share      10,000,000                 10,000                    10,000

   Shares/Units subscribed but not paid or issued:
     Units subscribed August 1988 - $.000133 per share                  7,500,000    1,000                     1,000

     Shares subscribed September 1988 - $.001 per share                 2,000,000    2,000                     2,000
                                                        -----------    ----------  -------    ---------    ---------

BALANCE AT SEPTEMBER 30, 1988                            37,500,000     9,500,000  $16,667    $     (14)   $  16,653
                                                        -----------    ----------  -------    ---------    ---------

See Notes to Consolidated Financial Statements and Independent Accountants'
                                Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                Equity
                                                                    Common Stock              Accumulated
                                                        -----------------------------------     During       Total
                                                        Shares/Units Shares/Units            Development Stockholders'
                                                           Issued     Subscribed    Amount       Stage      Equity
                                                        ----------- -------------- --------   ----------- ------------
BALANCE AT SEPTEMBER 30, 1988 - CONTINUED               37,500,000     9,500,000   $ 16,667   $     (14)   $ 16,653

   Net loss for the year ended September 30, 1989               --                       --      (5,707)     (5,707)

   Shares/Units Issued:
     Issued June 1989 - subscribed at Sept 30, 1988      9,500,000    (9,500,000)        --          --          --

     Units Issued June 1989 - $.01 per share - public
     offering                                           30,000,000                  300,000                 300,000

   Stock offering costs from public offering                    --                  (58,440)         --     (58,440)
                                                       -----------    ----------   --------   ---------    --------

BALANCE AT SEPTEMBER 30, 1989                           77,000,000            --   $258,227   $  (5,721)  $ 252,506
                                                       -----------    ----------   --------   ---------    --------

   Net loss for the year ended September 30, 1990               --                       --    (253,512)   (253,512)

   Shares Issued / Sold:
     Issued for acquisition of subsidiary - December
     1989                                              308,000,000                                               --

     Sold for divestiture of subsidiary - September
     1990                                             (308,000,000)                                              --
                                                       -----------    ----------   --------   ---------    --------
BALANCE AT SEPTEMBER 30, 1990                           77,000,000            --   $258,227   $(259,233)   $ (1,006)
                                                       -----------    ----------   --------   ---------    --------

See Notes to Consolidated Financial Statements and Independent Accountants'
                                Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                            Equity
                                                                               Common Stock               Accumulated
                                                                    ------------------------------------     During       Total
                                                                    Shares/Units  Shares/Units            Development  Stockholders'
                                                                       Issued      Subscribed    Amount      Stage        Equity
                                                                    ------------   ----------  ---------  -----------  ------------
BALANCE AT SEPTEMBER 30, 1990 - CONTINUED                             77,000,000           --  $ 258,227  $  (259,233) $     (1,006)

   Activity for the year ended September 30, 1991                             --                      --           --            --
                                                                    ------------   ----------  ---------  -----------  ------------

BALANCE AT SEPTEMBER 30, 1991                                         77,000,000          --   $ 258,227  $  (259,233) $     (1,006)
                                                                    ------------   ----------  ---------  -----------  ------------

   Net loss for the year ended September 30, 1992                             --                      --         (848)         (848)
                                                                    ------------   ----------  ---------  -----------  ------------

BALANCE AT SEPTEMBER 30, 1992                                         77,000,000           --  $ 258,227  $  (260,081) $     (1,854)
                                                                    ------------   ----------  ---------  -----------  ------------

   Net income for the year ended September 30, 1993                           --                      --          889           889

   Shares/Units Issued / Split:
     Shares issued August 1993 - $.00003 per share for cash          308,000,000                   8,000           --         8,000

     Shares/Units - reverse stock split - 200 for 1 - Sept 1993     (383,075,000)                     --           --            --
                                                                    ------------   ----------  ---------  -----------  ------------

BALANCE AT SEPTEMBER 30, 1993                                          1,925,000           --  $ 266,227  $  (259,192) $      7,035
                                                                    ------------   ----------  ---------  -----------  ------------



               See Notes to Consolidated Financial Statements and
                   Independent Accountants' Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                                         Equity
                                                                       Common Stock                    Accumulated
                                                           ----------------------------------------      During           Total
                                                            Shares/Units  Shares/Units                 Development     Stockholders'
                                                                Issued     Subscribed     Amount         Stage           Equity
                                                           -------------  ------------  -----------    -----------     -------------

BALANCE AT SEPTEMBER 30, 1993 - CONTINUED                     1,925,000          --     $   266,227    $  (259,192)     $     7,035

   Net loss for the year ended September 30, 1994                  --            --        (401,897)      (401,897)

   Shares/Units Issued / Split:
     Shares/Units - reverse stock split - 3.20834 for
       1 - Jan. 1994                                         (1,323,352)         --            --             --

     Shares issued for technology license March 1994          9,950,000          --            --             --

     Units issued in private placement - $0.92 per unit
       Issued March 1994                                        642,500       591,100          --          591,100
       Issued April 1994                                         45,000        41,400          --           41,400
       Issued May 1994                                          322,391       296,600          --          296,600
       Issued July 1994                                          22,500        20,700          --           20,700
       Issued August 1994                                        97,500        89,700          --           89,700

   Stock offering costs for private placement                      --        (134,413)         --         (134,413)
                                                             ----------    ----------   -----------    -----------      -----------

BALANCE AT SEPTEMBER 30, 1994                                11,681,539          --     $ 1,171,314    $  (661,089)     $   510,225
                                                             ----------    ----------   -----------    -----------      -----------



               See Notes to Consolidated Financial Statements and
                   Independent Accountants' Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                                          Equity
                                                                                 Common Stock           Accumulated
                                                                  --------------------------------------   During        Total
                                                                   Shares/Units  Shares/Units            Development  Stockholders'
                                                                      Issued     Subscribed    Amount      Stage         Equity
                                                                  -----------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1994 - CONTINUED                            11,681,539           - $ 1,171,314 $  (661,089)   $ 510,225

   Shares Issued:
     Issued for directors fees - July 1995 - $0.033 per share           300,000                   9,900                    9,900
       - no cash and basis is average book value

     Issued for financial advisory services - Sept.1995 - $0.033
       per share - no cash and basis is average book value               46,995                   1,551                    1,551

   Stock offering costs from private placement in 1994                        -                  (5,635)          -       (5,635)

   Stock offering costs from Convertible Notes private placement              -                 (22,000)          -      (22,000)
       -1995

   Net loss for the year ended September 30, 1995                             -                       -    (413,655)    (413,655)
                                                                  ---------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1995                                        12,028,534           - $ 1,155,130 $(1,074,744)   $  80,386
                                                                  ===============================================================



  See Notes to Consolidated Financial Statements and Independent Accountants'
                                Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                            Equity
                                                                              Common Stock                Accumulated
                                                                   ------------------------------------      During       Total
                                                                   Shares/Units  Shares/Units             Development  Stockholders'
                                                                      Issued      Subscribed    Amount       Stage        Equity
                                                                   ------------   ----------  ---------   -----------  ------------

BALANCE AT SEPTEMBER 30, 1995 - CONTINUED                          12,028,534          --     $1,155,130  $(1,074,744) $    80,386

   Shares Issued:
     Issued for employee services - Oct. '95/Apr. '96 - $0.013
       per share - no cash and basis is average book value            556,627                      7,236                     7,236

     Issued for financial advisory fees - Oct. '95/May-Aug '96
       - $0.013 per share - no cash and basis is average book
       value                                                           72,333                        940                       940

     Issued for consulting services - Nov. 1995 - $0.013 per
       share - no cash and basis is average book value                  5,000                         65                        65

     Issued for compensation to officers - Feb. 1996 - $0.013
       per share - no cash and basis is average book value            500,000                      6,500                     6,500

     Issued for extension of payable terms - Apr. 1996 - $0.013
       per share - no cash and basis is average book value             50,000                        650                       650

     Issued by Transfer Agent in Error - Mar. / Apr. 1996              70,667                         --                        --

     Issued for conversion of 12% Aug. 1995 Notes - May 1996          494,670                    371,000                   371,000

     Subscribed for conversion of 12% Aug. 1995 Notes - Mar.
       1996                                                                --       7,067          5,300                     5,300

     Issued for ind. contractor services - Mar./Apr-Aug '96
       - $0.013 per share - no cash and basis is average book
       value                                                           39,090                        508                       508

   Stock offering costs from Convertible Notes private placement
       - 1995                                                              --                    (26,690)          --      (26,690)

   Net loss for the year ended September 30, 1996                          --                                (931,610)    (931,610)
                                                                   ----------     -------     ----------  -----------  -----------

BALANCE AT SEPTEMBER 30, 1996                                      13,816,921       7,067     $1,520,640  $(2,006,354) $  (485,715)
                                                                   ==========     =======     ==========  ===========  ===========


  See Notes to Consolidated Financial Statements and Independent Accountants'
                                Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                                Common Stock
                                                                                     -----------------------------------
                                                                                     Shares/Units  Shares/Units
                                                                                        Issued      Subscribed  Amount
                                                                                     -----------------------------------
BALANCE AT SEPTEMBER 30, 1996 - CONTINUED                                             13,816,921      7,067  $1,520,640

   Shares Issued:
     Issued for employee services - Dec. 1996 - $0.013 per share
       - no cash and basis is average book value                                         125,000                  1,625

     Issued for directors services - Dec. 1996 - $0.013 per share
       - no cash and basis is average book value                                         579,720                  7,536

     Issued for consulting services - Oct. '96/Dec. '96 - $0.013 per share
       - no cash and basis is average book value                                          66,947                    870

     Issued for consulting services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                      14,171                  3,543

     Units issued from conversion of warrants/new offer - $0.25 per share
       Issued Jan-Mar 1997                                                               470,000                117,500

     Issued for employee services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                     200,000                 50,000

     Issued for employee services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings - vested over 2 yrs                 400,000                100,000

     Issued for loan extension - Feb. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                       6,813                  1,703

     Issued for loan extension - Feb. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                     500,000                107,660

     Issued for stock that was subscribed - Apr 1997 - from Mar 1996
       - no cash as the cash was received previously                                       7,067     (7,067)

     Subscribed from conversion of warrant/new stock offer - Apr. 1997                         -    190,000      47,500
                                                                                      ----------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                             16,186,639    190,000  $ 1,958,577
                                                                                      ==================================

                                                                                              Equity
                                                                                            Accumulated
                                                                                Deferred      During        Total
                                                                                  Stock     Development  Stockholders'
                                                                                 Expense       Stage        Equity
                                                                               ---------------------------------------
BALANCE AT SEPTEMBER 30, 1996 - CONTINUED                                       $       -   $(2,006,354)  $(485,715)

   Shares Issued:
     Issued for employee services - Dec. 1996 - $0.013 per share
       - no cash and basis is average book value                                                              1,625

     Issued for directors services - Dec. 1996 - $0.013 per share
       - no cash and basis is average book value                                                              7,536

     Issued for consulting services - Oct. '96/Dec. '96 - $0.013 per share
       - no cash and basis is average book value                                                                870

     Issued for consulting services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                          3,543

     Units issued from conversion of warrants/new offer - $0.25 per share
       Issued Jan-Mar 1997                                                                                  117,500

     Issued for employee services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                         50,000

     Issued for employee services - Jan. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings - vested over 2 yrs          (64,583)                   35,417

     Issued for loan extension - Feb. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                          1,703

     Issued for loan extension - Feb. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                        107,660

     Issued for stock that was subscribed - Apr 1997 - from Mar 1996
       - no cash as the cash was received previously                                                              -

     Subscribed from conversion of warrant/new stock offer - Apr. 1997                                       47,500
                                                                                -----------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                       $ (64,583)  $(2,006,354)  $(112,361)
                                                                                ===================================


  See Notes to Consolidated Financial Statements and Independent Accountants'
                                Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                      Common Stock
                                                                                   ------------------------------------------------
                                                                                    Shares/Units      Shares/Units
                                                                                       Issued          Subscribed          Amount
                                                                                   ------------------------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                             16,186,639         190,000       $ 1,958,577

     Issued from conversion of warrants/new offer - $0.25 per share
       Issued Apr-Jun 1997                                                               632,067                           159,018

     Issued for loan extension - 12% Notes Payable - $0.25 per share
       Issued Apr-Jun 1997                                                               197,564                            49,391

     Issued for consulting services - Apr.-Jun. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                     553,000                           138,250

     Issued for conversion of 12% Jun. '96 Notes-May 1997-$0.25 per share                724,702                           180,175
       - no cash and basis is recent stock offerings

     Issued for employee services - May 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                      52,183                            13,046

     Issued for conversion of 10% Mar. '96 Note-May 1997-$0.11 per share                 304,545                            33,499
       Issued May 1997 - basis is agreed upon price

     Issued for stock offering - $0.11 per share
       Issued May 1997 - basis is agreed upon price                                    1,219,996                           130,000

     Issued for conversion-deferred compensation for three officers
       - $0.11 per unit - no cash and basis is recent stock offerings                  1,908,631                           201,668

     Stock offering costs                                                                      -                            (5,251)
                                                                                   ------------------------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                             21,779,327         190,000       $ 2,858,373
                                                                                   ================================================


                                                                                                    Equity
                                                                                                 Accumulated
                                                                                  Deferred          During              Total
                                                                                   Stock          Development       Stockholders'
                                                                                  Expense            Stage         Equity (Equity)
                                                                                  -------------------------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                         $ (64,583)     $ (2,006,354)      $ (112,361)

     Issued from conversion of warrants/new offer - $0.25 per share
       Issued Apr-Jun 1997                                                                                  -          159,018

     Issued for loan extension - 12% Notes Payable - $0.25 per share
       Issued Apr-Jun 1997                                                                                              49,391

     Issued for consulting services - Apr.-Jun. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                                   138,250

     Issued for conversion of 12% Jun. '96 Notes-May 1997-$0.25 per share                                              180,175
       - no cash and basis is recent stock offerings

     Issued for employee services - May 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                                    13,046

     Issued for conversion of 10% Mar. '96 Note-May 1997-$0.11 per share                                                33,499
       Issued May 1997 - basis is agreed upon price

     Issued for stock offering - $0.11 per share
       Issued May 1997 - basis is agreed upon price                                                         -          130,000

     Issued for conversion-deferred compensation for three officers
       - $0.11 per unit - no cash and basis is recent stock offerings                                                  201,668

     Stock offering costs                                                                                   -           (5,251)
                                                                                  --------------------------------------------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                         $ (64,583)     $ (2,006,354)       $ 787,435
                                                                                  ============================================


               See Notes to Consolidated Financial Statements and
                   Independent Accountants' Auditor's Report

                          PROBEX CORPORATION AND SUBSIDIARIES
                             (A DEVELOPMENT STAGE COMPANY)
                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                            Common Stock
                                                                                            ---------------------------------------
                                                                                            Shares/Units   Shares/Units
                                                                                               Issued       Subscribed     Amount
                                                                                            ------------   ------------  ----------
SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                                    21,779,327      190,000     $ 2,858,373

     Issued for stock that was subscribed - Jul 1997 - from Jun 1997
       - no cash as the cash was received previously                                            190,000     (190,000)

     Issued for consulting services - Jul. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                             52,500                       13,125

     Issued from conversion of warrants/new offer - $0.25 per share - Issued Jul-Sep 1997     1,193,000                      298,250

     Cancelled that were issued by Transfer Agent in Error - Mar. / Apr. 1996                   (70,667)                          --

     Issued for conversion of 12% Jul / Aug. '96 Note-Sep 1997-$0.20 per share
       Issued Sep 1997 - basis is agreed upon price                                             538,300                      107,660

     Issued for conversion of 12% Notes Payable-Apr 1996 - $0.25 per share
       Issued Sep 1997 - basis is recent stock offerings                                        185,865                       46,466

     Cancelled for liquidation - Probex Technologies, L.P. - issued Mar 1994                 (9,860,000)                          --

     Issued for liquidation of Probex Technologies, L.P. - to partners of L.P.                7,610,692                           --

     Subscribed from conversion of warrant/new stock offer - Sep. 1997-$0.25 per share               --    1,682,218         398,554

     Subscribed from conversion of 12% Jun '96 Notes - Sep. 1997
       - no cash and basis is recent stock offerings                                                         100,625          25,156

     Subscribed from conversion of 12% Notes Payable-Apr 1996 -$0.25 per share
       - no cash and basis is recent stock offerings                                                          56,009          14,002

     Subscribed from conversion of loan from officer - Sep 1997 -$0.25 per share
       - no cash and basis is recent stock offerings                                                          53,389          13,347

     Subscribed from conversion of 10% Note - Mar 1996 -$0.25 per share
       Issued Sep 1997 - no cash and basis is recent stock offerings                                          23,104           5,776

   Net loss for the twelve months ended September 30, 1997                                           --
                                                                                             ----------    ---------     -----------
BALANCE AT SEPTEMBER 30, 1997                                                                21,619,017    1,915,344     $ 3,780,710
                                                                                             ==========    =========     ===========


                                                                                                          Equity
                                                                                                        Accumulated
                                                                                            Deferred      During          Total
                                                                                              Stock     Development    Stockholders'
                                                                                             Expense       Stage          Equity
                                                                                            ---------   ------------   ------------
SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1997                                                   $ (64,583)  $(2,006,354)   $   787,435

     Issued for stock that was subscribed - Jul 1997 - from Jun 1997
       - no cash as the cash was received previously                                                                            --

     Issued for consulting services - Jul. 1997 - $0.25 per share
       - no cash and basis is recent stock offerings                                                                        13,125

     Issued from conversion of warrants/new offer - $0.25 per share - Issued Jul-Sep 1997                                  298,250

     Cancelled that were issued by Transfer Agent in Error - Mar. / Apr. 1996                                                   --

     Issued for conversion of 12% Jul / Aug. '96 Note-Sep 1997-$0.20 per share
       Issued Sep 1997 - basis is agreed upon price                                                                        107,660

     Issued for conversion of 12% Notes Payable-Apr 1996 - $0.25 per share
       Issued Sep 1997 - basis is recent stock offerings                                                                    46,466

     Cancelled for liquidation - Probex Technologies, L.P. - issued Mar 1994                                                    --

     Issued for liquidation of Probex Technologies, L.P. - to partners of L.P.                                                  --

     Subscribed from conversion of warrant/new stock offer - Sep. 1997-$0.25 per share                                     398,554

     Subscribed from conversion of 12% Jun '96 Notes - Sep. 1997
       - no cash and basis is recent stock offerings                                                                        25,156

     Subscribed from conversion of 12% Notes Payable-Apr 1996 -$0.25 per share
       - no cash and basis is recent stock offerings                                                                        14,002

     Subscribed from conversion of loan from officer - Sep 1997 -$0.25 per share
       - no cash and basis is recent stock offerings                                                                        13,347

     Subscribed from conversion of 10% Note - Mar 1996 -$0.25 per share
       Issued Sep 1997 - no cash and basis is recent stock offerings                                                         5,776

   Net loss for the twelve months ended September 30, 1997                                               (1,293,542)    (1,293,542)

                                                                                            ---------   -----------    -----------
BALANCE AT SEPTEMBER 30, 1997                                                               $ (64,583)  $(3,299,897)   $   416,230
                                                                                            =========   ===========    ===========


               See Notes to Consolidated Financial Statements and
                   Independent Accountants' Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                              Common Stock
                                                                               ----------------------------------------    Deferred
                                                                               Shares/Units   Shares/Units                   Stock
                                                                                  Issued       Subscribed      Amount       Expense
                                                                               ------------   ------------  -----------   ---------
BALANCE AT SEPTEMBER 30, 1997 - CONTINUED                                       21,619,017     1,915,344    $ 3,780,710   $ (64,583)

     Issued for stock that was subscribed - Sep 1997, issued Oct 1997
       - no cash as the cash was received previously                             1,915,344    (1,915,344)

     Issued for stock that was subscribed - Sep 1997, issued Oct 1997
       - no cash as the cash was received previously                                12,001            --

     Issued for consulting services - Jul. 1997 - $0.25 per share
       - no cash and basis is recent private stock sales                           410,130                      102,533

     Issued for employee services - Dec. 1997 - $0.25 per share
       - no cash and basis is recent private stock sales                           151,667                       37,917

     Issued from private stock sale - $0.25 per share - Issued Jul-Sep 1997        327,786                       81,947

     Subscribed from private stock sale - Dec. 1997-$0.25 per share                     --       179,952         44,988

                                                                               -----------      --------
SUB-TOTAL - BALANCE AT DECEMBER 31, 1997                                        24,435,945       179,952
                                                                               ===========      ========

REVERSE 2 FOR 1 STOCK SPLIT - DECEMBER 1997                                          / 2          / 2
                                                                               -----------      --------    -----------   ----------

BALANCE AT DECEMBER 31, 1997                                                    12,218,042        89,976      4,048,094     (64,583)

     Issued for correction of error - Jan.1998 - post-split
       - no cash as the cash was received previously                                89,976       (89,976)

     Issued from private stock sale - $0.50 per share - Issued Jan-Mar 1998        300,746                      154,988

     Subscribed from private stock sale - Mar. 1998-$0.50 per share                     --        93,000         46,500
                                                                               -----------      --------    -----------   ----------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1998                                       12,608,764        93,000    $ 4,249,582   $ (64,583)
                                                                               ===========      ========    ===========   ==========


                                                                                   Equity
                                                                                Accumulated
                                                                                   During          Total
                                                                                Development     Stockholders'
                                                                                   Stage           Equity
                                                                                ------------    -------------
BALANCE AT SEPTEMBER 30, 1997 - CONTINUED                                       $ (3,299,897)    $ 416,230

     Issued for stock that was subscribed - Sep 1997, issued Oct 1997
       - no cash as the cash was received previously                                                    --

     Issued for stock that was subscribed - Sep 1997, issued Oct 1997
       - no cash as the cash was received previously                                                    --

     Issued for consulting services - Jul. 1997 - $0.25 per share
       - no cash and basis is recent private stock sales                                           102,533

     Issued for employee services - Dec. 1997 - $0.25 per share
       - no cash and basis is recent private stock sales                                            37,917

     Issued from private stock sale - $0.25 per share - Issued Jul-Sep 1997               --        81,947

     Subscribed from private stock sale - Dec. 1997-$0.25 per share                                 44,988


SUB-TOTAL - BALANCE AT DECEMBER 31, 1997


REVERSE 2 FOR 1 STOCK SPLIT - DECEMBER 1997
                                                                                ------------     ---------

BALANCE AT DECEMBER 31, 1997                                                      (3,299,897)      683,614

     Issued for correction of error - Jan.1998 - post-split
       - no cash as the cash was received previously                                                    --

     Issued from private stock sale - $0.50 per share - Issued Jan-Mar 1998               --       154,988

     Subscribed from private stock sale - Mar. 1998-$0.50 per share                                 46,500
                                                                                ------------     ---------

SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1998                                       $ (3,299,897)    $ 885,102
                                                                                ============     =========


               See Notes to Consolidated Financial Statements and
                   Independent Accountants' Auditor's Report

                       PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                              Common Stock
                                                                                  -------------------------------------   Deferred
                                                                                  Shares/Units  Shares/Units               Stock
                                                                                     Issued      Subscribed   Amount      Expense
                                                                                  ------------  ------------ ---------    --------
SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1998                                           12,608,764      93,000  $4,249,582    $(64,583)

     Issued for stock that was subscribed - Mar 1998, issued Apr 1998
       - no cash as the cash was received previously                                    93,000     (93,000)

     Issued from private stock sale - $0.50 per share - Issued Apr-May 1998            620,251                 310,126

     Issued for conversion of 12% Notes Payable-Apr 1996 - $0.50 per share
       Issued Apr 1998 - basis is recent stock offerings                               208,976                 104,488

     Issued for correction of error - Mar.1998 - shares issued at $0.65 instead
       of $0.50 - no cash as the cash was received previously                            9,230

     Issued for consulting services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                               161,895                  68,448

     Issued for employee services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                               162,975                  81,488

     Issued for employee services - Jun.1998 - $0.50 per share
       - no cash and basis is recent stock offerings - vested over 3 yrs                25,002                  12,501     (10,417)
     Issued from private stock sale - $0.50 per share - Issued Aug 1998                 22,000                  11,000

     Issued for exercise of employee options - Aug.1998 - $0.50 per share               52,200                  26,100

     Issued for loan incentive - Aug. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                                50,000                  25,000

     Issued for employee services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                               245,411                 122,706

     Issued for termination of anti-dilutive agreement - Sep.1998 - $0.80 per
       share - no cash and basis is estimated market value                             670,709                 536,567

     Amortization of Deferred Stock Expense                                                 --                              51,042

   Net loss for the twelve months ended September 30, 1998                                  --
                                                                                  ------------     -------  ----------    --------

BALANCE AT SEPTEMBER 30,1998                                                        14,930,413          --  $5,548,004    $(23,958)
                                                                                  ============     =======  ==========    ========

                                                                                   Accumulated
                                                                                    During        Total
                                                                                  Development  Stockholders'
                                                                                     Stage        Equity
                                                                                  -----------  -------------
SUB-TOTAL - BALANCE AT SEPTEMBER 30, 1998                                         $(3,299,897)  $   885,102

     Issued for stock that was subscribed - Mar 1998, issued Apr 1998
       - no cash as the cash was received previously                                                     --

     Issued from private stock sale - $0.50 per share - Issued Apr-May 1998                --       310,126

     Issued for conversion of 12% Notes Payable-Apr 1996 - $0.50 per share
       Issued Apr 1998 - basis is recent stock offerings                                            104,488

     Issued for correction of error - Mar.1998 - shares issued at $0.65 instead
       of $0.50 - no cash as the cash was received previously                                            --

     Issued for consulting services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                                             68,448

     Issued for employee services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                                             81,488

     Issued for employee services - Jun.1998 - $0.50 per share
       - no cash and basis is recent stock offerings - vested over 3 yrs                              2,083
     Issued from private stock sale - $0.50 per share - Issued Aug 1998                    --        11,000

     Issued for exercise of employee options - Aug.1998 - $0.50 per share                            26,100

     Issued for loan incentive - Aug. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                                             25,000

     Issued for employee services - Jun. 1998 - $0.50 per share
       - no cash and basis is recent private stock sales                                            122,706

     Issued for termination of anti-dilutive agreement - Sep.1998 - $0.80 per
       share - no cash and basis is estimated market value                                          536,567

     Amortization of Deferred Stock Expense                                                          51,042

   Net loss for the twelve months ended September 30, 1998                         (2,157,474)   (2,157,474)
                                                                                  -----------   -----------

BALANCE AT SEPTEMBER 30,1998                                                      $(5,457,371)  $    66,674
                                                                                  ===========   ===========


        See Notes to Consolidated Financial Statements and Independent
                          Accountants' Auditor's Report

                     PROBEX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                        Common Stock               Preferred Stock
                                                                         Shares/Units   Shares/Units                 Shares/Units
                                                                           Issued        Subscribed       Amount      Subscribed
                                                                         ------------   ------------   -----------   -----------
BALANCE AT SEPTEMBER 30, 1998 - CONTINUED                                 14,930,413             --    $ 5,548,004

     Issued from private stock sale - Oct-Dec 1998 - $0.50 per share         259,800                       129,900

     Issued from private stock sale - Jan.- Apr. 1999 - $0.50 per share    2,728,331             --      1,364,166

     Amortization of Deferred Stock Expense                                       --

     Issued for employee services - Mar. 1999 - $0.50 per share
       - no cash and basis is recent private stock sales                      63,100                       31,550

     Issued for consulting services - Mar. 1999 - $0.50 per share
       - no cash and basis is recent private stock sales                      30,000                       65,000

     Issued for employee services - Jul - Sep. 1999 - $0.50 per share        334,500                      117,250

     Issued from private sale - Sep 1999 - $.425 per share                   585,885                      249,000

     Issued from exercise of warrants - Aug. 1999 - $0.75 per share                       1,420,800     1,065,600

     Private sale to Directors & Officers - Aug. 1999 - $0.425 per share                    590,588       251,000

     Common Stock offering costs                                                                         (175,609)

     Issued from private stock sale - Sep. 1999 - $10.00 per share                                                     190,000

     Preferred Stock offering costs

     Preferred Stock dividend accrual

   Net loss for the twelve months ended Sep 30, 1999                              --

                                                                          ----------      ---------    -----------     -------

BALANCE AT SEPTEMBER 30, 1999                                             18,932,029      2,011,388    $ 8,645,860     190,000
                                                                          ==========      =========    ===========     =======


                                                                                                          Equity
                                                                                                       Accumulated
                                                                                          Deferred        During          Total
                                                                       Preferred Stock      Stock       Development    Stockholders'
                                                                            Amount         Expense        Stage           Equity
                                                                       --------------    -----------   -----------    --------------
BALANCE AT SEPTEMBER 30, 1998 - CONTINUED                                 $              $   (23,958)  $(5,457,371)   $    66,674

     Issued from private stock sale - Oct-Dec 1998 - $0.50 per share                                            --        129,900

     Issued from private stock sale - Jan.- Apr. 1999 - $0.50 per share                                                 1,364,166

     Amortization of Deferred Stock Expense                                                   18,749                       18,749

     Issued for employee services - Mar. 1999 - $0.50 per share
       - no cash and basis is recent private stock sales                                                                   31,550

     Issued for consulting services - Mar. 1999 - $0.50 per share
       - no cash and basis is recent private stock sales                                                                   65,000

     Issued for employee services - Jul - Sep. 1999 - $0.50 per share                                                     117,250

     Issued from private sale - Sep 1999 - $.425 per share                                                                249,000

     Issued from exercise of warrants - Aug. 1999 - $0.75 per share                                                     1,065,600

     Private sale to Directors & Officers - Aug. 1999 - $0.425 per share                                                  251,000

     Common Stock offering costs                                                                                         (175,609)

     Issued from private stock sale - Sep. 1999 - $10.00 per share          1,900,000                                   1,900,000

     Preferred Stock offering costs                                          (291,773)                                   (291,773)

     Preferred Stock dividend accrual                                                                      (17,123)       (17,123)

   Net loss for the twelve months ended Sep 30, 1999                                                    (2,415,027)    (2,415,027)
                                                                          -----------    -----------   -----------    -----------

BALANCE AT SEPTEMBER 30, 1999                                             $ 1,608,227    $    (5,209)  $(7,889,521)   $ 2,359,358
                                                                          ===========    ===========   ===========    ===========


        See Notes to Consolidated Financial Statements and Independent
                          Accountants' Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                               PERIOD FROM
                                                                                                              APRIL 1, 1988
                                                                              TWELVE MONTHS ENDED            (INCEPTION) TO
                                                                                 SEPTEMBER 30,                  SEPT. 30,
CASH USED BY OPERATING ACTIVITIES                                    1999           1998            1997           1999
                                                                  -----------    -----------    -----------    -----------
   Net Loss                                                       $(2,415,027)   $(2,157,474)   $(1,293,542)   $(7,872,398)
   Adjustments to reconcile net loss to cash
     used by operating activities:
   Depreciation expense                                                36,344         20,343          4,615         70,499
   Depreciation expense charged to research and development           126,795         83,090         30,911        293,620
   Non-cash items in research and development expense                 196,497             --             --        196,497
   Loss on sale of equipment                                               --             --          3,000        155,378
   Loss on sale of land                                                    --             --         47,109         47,109
   Interest expense - not paid                                        104,088         10,088         33,703        169,179
   Stock compensation expense                                         167,550        172,530        100,087        440,167
   Stock services expense                                              65,000        170,980        163,324        424,163
   Stock financing expense                                                 --        561,567        158,754        720,321
   Loss on disposition of vehicle                                          --             --          3,419
   Decrease (increase) in employee receivable                           6,654          9,338         (3,613)        (8,708)
   Decrease (increase) in prepaid expense                             (13,687)           940             --        (13,687)
   Increase (decrease) in payroll taxes withheld                       (3,322)         5,090           (155)         1,980
   Increase in other assets                                               801         (2,938)            --         (2,938)
   Increase in other current liabilities                                1,349            500             --          1,849
   Increase in accounts payable and accrued expenses                  109,895        275,290         58,011        728,138
                                                                  -----------    -----------    -----------    -----------
     Net Cash Used By Operating Activities                         (1,617,063)      (850,655)      (697,795)    (4,645,411)
                                                                  -----------    -----------    -----------    -----------

CASH USED BY INVESTING ACTIVITIES

   Purchase of property and equipment                                (504,525)      (580,100)      (111,172)    (1,381,822)
   Cost of patent registration                                        (15,150)            --             --        (15,150)
   Purchase of land                                                        --             --             --       (178,111)
   Purchase of equipment                                                   --             --             --       (200,201)
   Proceeds from sale of equipment                                         --             --         45,000         45,000
   Proceeds from sale of land                                              --             --         22,424        115,232
                                                                  -----------    -----------    -----------    -----------
     Net Cash Used By Investing Activities                           (519,675)      (580,100)       (43,748)    (1,615,052)
                                                                  -----------    -----------    -----------    -----------

CASH PROVIDED BY FINANCING ACTIVITIES
   Increase in capital lease obligation                                30,062                                       30,062
   Proceeds from preferred stock subscribed - not issued            1,900,000             --             --      1,900,000
   Restricted cash from preferred stock subscribed - not issued      (190,142)      (190,142)
   Issuance of common stock                                         1,743,064        670,049        752,112      4,529,492
   Proceeds from common stock subscribed - not issued               1,316,600             --        398,555      1,715,155
   Proceeds from long-term note - purchase of land                         --             --             --        140,000
   Repayment of long-term note - purchase of land                          --             --        (11,392)      (125,872)
   Proceeds from issuance of notes payable - 12%                           --        100,000             --        250,000
   Repayment of notes payable - 12%                                        --       (100,000)       (89,532)      (189,532)
   Proceeds from issuance of convertible notes - 12%                       --             --         37,500        692,500
   Proceeds from issuance of convertible notes - 10%                       --             --             --         85,000
   Proceeds from loan from officer                                         --             --         25,000         25,000
   Repayment of loan from officer                                          --             --        (13,346)       (13,346)
   Proceeds from issuance of promissory note - 15%                    450,000        300,000             --        750,000
   Preferred stock offering costs                                    (291,773)            --             --       (291,773)
   Common stock offering costs                                       (175,609)            --         (1,250)      (406,253)
   Proceeds from installment note payable                                  --             --         50,000         19,829
   Repayment of installment note payable                                   --             --             --         (1,603)
                                                                  -----------    -----------    -----------    -----------
     Net Cash Provided By Financing Activities                      4,782,202        970,048      1,147,647      8,918,517
                                                                  -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH                                     2,645,465       (460,706)       406,104      2,658,055
                                                                  -----------    -----------    -----------    -----------
CASH, BEGINNING OF PERIOD                                              12,590        473,296         67,191             --
                                                                  -----------    -----------    -----------    -----------
CASH, END OF PERIOD                                               $ 2,658,055    $    12,590    $   473,296    $ 2,658,055
                                                                  ===========    ===========    ===========    ===========


               See Notes to Consolidated Financial Statements and
                    Independent Accountants' Auditor's Report

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


1.       NATURE OF BUSINESS

The Company owns proprietary technology whose primary application is for the purification, recycling, and upgrading of used lubricating oils. The Company has generated no significant revenue to date and was in the development stage through September 30, 1999.


2.       SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The accompanying consolidated financial statements include the accounts of PROBEX CORPORATION, (the "Company"), formerly Conquest Ventures, Inc., and its wholly owned subsidiaries - Quadrex Corporation and Apollo Oil Company. Significant intercompany transactions and balances have been eliminated in consolidation.

PROPERTY AND EQUIPMENT AND DEPRECIATION METHODS - Fixed assets greater than $1,000 are recorded at cost and depreciated over their estimated useful lives, which range from three to five years, using the straight-line method. Equipment leased under capital leases is amortized over the life of the respective lease.

INTANGIBLE ASSETS - Patents are being amortized on a straight-line basis over 17 years. No patent amortization has been recorded by the Company as of the date of these Consolidated Financial Statements.

RESTRICTED CASH - At September 30, 1999, the Company had $190,142 of restricted cash, classified as a non-current asset. This amount represents 10% of the cumulative convertible preferred stock offering proceeds (plus accrued interest) held in a separate interest bearing escrow account and not available to the Company until certain incorporation documents are amended to reflect stockholder approval of certain amendments.

OFFERING COSTS - The offering costs incurred by the Company in connection with private placement offerings have been offset against the proceeds.

RESEARCH AND DEVELOPMENT - Research and development costs are charged to expense when incurred.

DIVIDENDS - Dividends payable in accrued expenses have been offset against the deficit accumulated during development stage.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCOUNTING ESTIMATES - When preparing financial statements in conformity with generally accepted accounting principles, management must make estimates based on future events which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

ACCUMULATED OTHER COMPREHENSIVE INCOME - As of the date of these Consolidated Financial Statements, the Company has no components of other comprehensive income as defined by Statement of Financial Accounting Standards No. 130.

NET LOSS PER COMMON SHARE - The Company has a complex capital structure that requires a dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement. The net loss per common share ("basic") is computed by dividing the net loss for the period by the weighted average number of shares outstanding during the period. The net loss per common share-assuming dilution ("diluted") reflects the potential dilution that could occur if securities (warrants and convertible debt for the Company) were exercised or converted into common stock.

The following table summarizes the numerator and denominator elements of the basic EPS computations.


                FOR THE TWELVE MONTH PERIOD ENDING SEPTEMBER 30

                                             1999             1998            1997
                                         -----------      ----------      -----------
LOSS (NUMERATOR)                         $2,415,027       $2,157,474      $1,293,542

SHARES (DENOMINATOR)                     16,207,446       12,846,804      18,479,171

LOSS PER SHARE                                $0.15            $0.17           $0.07

The Company's outstanding warrants, options and convertible preferred stock were anti-dilutive for the twelve-month periods ending September 30, 1999, 1998, and 1997.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY

On September 30, 1993, the stockholders approved a 200-for-1 reverse stock split and restatement of the number of shares authorized to 75,000,000. On January 17, 1994 the stockholders approved another reverse stock split that reduced the number of shares of outstanding common stock to 601,648.

In January 1994, the Company commenced a private placement of up to 1,850,000 units at $.92 per unit, each unit consisting of one share of common stock, a one-half "A" warrant and a one-half "B" warrant. The "A" warrants were exercisable until November 15, 1996 to purchase one share of common stock at $1.50 per share. The "B" warrants were exercisable until February 15, 1996 to purchase one share of common stock at $3.00 per share. None of the Class A or Class B warrants related to this offering were ever exercised.

From March to September 30, 1994, the Company sold 1,129,891 units in a private placement and received net cash proceeds of $978,786.

In March 1994, the Company issued 9,950,000 shares of common stock to Probex Technologies, L.P., a Texas limited partnership ("Limited Partnership") a majority of which is owned by certain officers and directors of the Company, in exchange for an exclusive license to use, in Canada and the United States for defined applications, a technology antecedent to that on which the planned operations of the Company are based. No value was attributed to the license/technology acquisition because of the license/technologies indeterminable value. On June 30, 1996, this technology and license was transferred to a former director of the Company, subject to the Company's retention of all rights in used lubricating oil processing applications. Simultaneously, certain officers of the Company purchased 90,000 shares of the common stock from the Limited Partnership. After this transaction, the Limited Partnership owned 9,860,000 shares of the Company's common stock.

On June 30, 1995, the Company purchased 28% ownership in the assets and liabilities of the Limited Partnership. The Limited Partnership intends to utilize its best efforts to liquidate the Limited Partnership. As the initial step in this process, the Limited Partnership's stock certificate representing 9,860,000 common shares of the Company was cancelled in September 1997. 8,860,000 common shares were distributed to the partners of the partnership (of which the majority are either officers or directors of the Company) with 1,000,000 common shares being retained by the Limited Partnership to secure approximately $180,000 of outstanding liabilities on the Limited Partnership's books. In December 1997, 151,560 common shares were utilized to extend loan terms and convert certain loans and 424,220 common shares were surrendered as a result of the Company's reverse stock split (see discussion later). In September 1998, 100,000 common shares were utilized to pay certain liabilities. As of September 30, 1999, the Limited Partnership owns 324,220 common shares and has approximately $70,000 of outstanding liabilities - see Subsequent Events Footnote.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

It is anticipated that these outstanding liabilities will be resolved by November 30, 1999 through the sale of a portion of the remaining common shares held by the Limited Partnership. Then, any remaining shares of common stock owned by the Limited Partnership will be distributed to the partners in liquidation. See Subsequent Events Footnote.

In July 1995, the Company issued 300,000 shares of common stock as fees for two of its outside directors.

In August 1995, the Company commenced a private placement offering of up to 350 units at $1,000 per unit, each unit consisting of $1,000 in principal amount of 12% Convertible Notes and 1,000 Class C warrants for the purpose of funding the pilot phase of its initial production facility. The Notes bore interest at 12% per annum commencing on the date of issuance and matured 180 days thereafter. Each $1.00 of indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into one share of common stock of the Company at any time prior to the maturity thereof. Each Class C warrant entitled the holder thereof to purchase one share of Common Stock at $1.50 per share and unless called for redemption, was exercisable at any time within 910 days after issuance, or through February 1998. In March 1996, the Company offered a restructuring of the terms of this offering, which is discussed below. In October 1995, the Company completed the 350-unit 1995 private placement offering plus a 5-unit over-subscription. With the completion of the offering, the Company realized net cash proceeds of $327,000 after paying a financial advisory fee of $28,000.

In September 1995, the Company issued 46,995 shares of common stock to a consultant for financial advisory services. Additionally, this consultant received one-half of an "A" warrant exercisable until November 15, 1996, to purchase one share of common stock at $1.50 per share and one-half of a "B" warrant exercisable until February 15, 1996 to purchase one share of common stock at $3.00 per share. Accordingly, the Company issued this consultant 23,498 "A" warrants and 23,497 "B" warrants. None of the Class A or Class B warrants related to this offering were ever exercised.

In October 1995, the Company issued 550,000 shares of common stock to two employees, subject to a repurchase right by the Company at $.01 per share if the employees were to leave the Company before three years.

In October 1995, the Company issued 28,000 shares of common stock to a consultant for financial advisory services.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In November 1995, the Company issued 5,000 shares of common stock to a consultant for services performed.

In February 1996, the Company issued 500,000 shares of common stock to three officers as compensation in the form of stock in lieu of cash payments. The compensation was for performance recognition bonuses.

In March 1996, the Company offered a restructuring of the terms of the August 1995 private placement offering in that if the note holders would convert their 12% loan into Common Stock of the Company, the conversion rate would be reduced from $1.00 per share to $0.75 per share. Additionally, the Company offered a Class G warrant, exercisable through March 1998 to purchase one share of Common Stock at $0.75 per share for each dollar of principal and accrued interest that was converted into Common Stock. The previous warrant exercisable at $1.50 per share was unaffected by this offer. By June 30, 1996, all of the investors had agreed to the proposal and returned notifications to the Company. However, the issuance of Common Stock for one investor (5 units) had not occurred as of September 30, 1996, and the Company recorded the transaction as Common Stock Subscribed in the Stockholder Equity section of the Financial Statements. The Transfer Agent subsequently issued these shares to the investor in April 1997. The Company then offered all warrant and debt holders the opportunity to convert their holdings at $0.25 per share as noted below. Therefore, 35,000 of the 355,000 Class C warrants at $1.50 per share were converted in June 1997 at $0.25 per share and another 25,000 were converted at $0.25 per share in September 1997. 7,067 of the 501,737 Class G warrants at $0.75 per share were converted in June 1997 at $0.25 per share and another 35,334 were converted at $0.25 per share in September 1997. Additionally, 230,000 of the Class C warrants were retired in June 1997 and replaced with identical Class L warrants that expired in April 1999. Additionally, 325,067 of the Class G warrants were retired in June 1997 and replaced with identical Class M warrants, which expired in March 1999.

In March and April of 1996, the Company's Transfer Agent issued 70,667 shares of common stock as the result of an investors conversion of 12% Convertible Notes. However, management believed that the Transfer Agent issued these shares in error as the same number of shares had been issued in May 1996. The Company communicated their position and evidence to support their conclusion to the Transfer Agent; whereupon, the shares were cancelled in July 1997.

In March 1996, the Company issued 11,950 shares of common stock to an independent contractor for programming services performed.

In April 1996, the Company issued 50,000 shares of common stock to a vendor for an extension of terms of payment. Subsequently, the vendor forgave the payable.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In April 1996, the Company issued 6,627 shares to an employee as compensation in the form of stock in lieu of cash payments. The compensation was for performance recognition bonuses.

In April 1996, the Company issued 107,500 Class H warrants to an officer of the Company as recognition for services rendered to the Company. The warrants are exercisable at $0.50 per share for five years or through April 2001. The Company has no redemption rights and none of the warrants had been exercised as of September 30, 1999.

In April 1996, the Company issued 7,500 Class H warrants to a third party for a short term $7,500 loan. The warrants are exercisable at $0.50 per share for five years or through April 2001. The Company has no redemption rights and none of the warrants had been exercised as of September 30, 1999.

In April 1996, the Company issued 210,000 Class H warrants to a consultant for financial advisory services. The warrants are exercisable at $0.50 per share for five years or through April 2001. The Company has no redemption rights and none of the warrants had been exercised as of September 30, 1999.

In May 1996, the Company issued 9,333 shares of common stock to the placement agent as compensation for its services.

In May 1996, the Company issued 14,000 shares of common stock to an independent contractor for graphics professional services.

In June 1996, the Company awarded a stock grant of 75,000 shares of Common Stock to an employee which vests over a three-year period, subject to continued employment with the Company. In addition, due to cash flow difficulties encountered by the Company in early 1997, this same employee was not paid for certain work. The employee agreed to keep working without pay in exchange for immediate vesting of the employee's grant of Common Stock. The employee has since left the Company and was paid for all hours worked. The Company issued 75,000 shares of common stock to this individual in December 1996.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In June 1996, the Company started quotation of its Common Stock on the NASDAQ Electronic Bulletin Board under the symbol "PRBX". However, there was no active market for the Common Stock and the Company's listing was suspended. In January 1998, the Company's market maker made a re-application to the NASDAQ and the re-listing was approved. As of September 30, 1999, the stock was trading at $1.687 per share. The market is thin (few buyers or sellers), and none of the shares of common stock issued to date have been registered under the Securities Act or any of the securities laws or regulations of any state or other jurisdiction.

In October and December 1996, the Company issued a total of 66,947 shares of Common Stock to five consultants as compensation for services performed.

In December 1996, the Company issued a total of 579,720 shares of Common Stock as fees for four of its directors.

In December 1996, the Company issued 50,000 shares of Common Stock to an employee as compensation in lieu of cash payments.

In January 1997, the Company issued a total of 14,171 shares of Common Stock to four consultants as compensation for services performed.

From January through March 1997, the Company sold 470,000 shares of Common Stock at $0.25 per share, resulting in $117,500 of cash proceeds.

In January 1997, the Company issued 600,000 shares to an employee for services rendered. 200,000 of these shares vested immediately and were released to the employee. The remaining 400,000 shares are being held by the Company and will vest to the employee over a two-year period. The Company recorded these 400,000 shares of stock issued as Deferred Stock Expense as a reduction in the Stockholder's Equity section of the Consolidated Balance Sheet. As of September 30, 1999, all shares had vested and the company recorded compensation expense at $0.25 per share with a corresponding reduction of the Deferred Stock Expense on the Balance Sheet.

In February 1997, the Company issued warrants to an officer of the Company to purchase 150,000 shares of the Company's common Stock at $0.10 per share. The warrants expire in April 2001 and none of the warrants had been exercised as of September 30, 1999.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In February 1997, the Company issued 506,813 shares of Common Stock to three investors holding loans with the Company. 6,813 of the shares were for an extension of the maturity date of a note payable with one of the investors. The remaining 500,000 shares were calculated to equalize for the difference in conversion prices between each investor's $1.50 per share offering and the Company's $0.25 per share offering and for the Company's inability to effect timely repayment of the principal and interest on the note payable due - See Indebtedness Footnote.

In early 1997, the Company had short-term working capital requirements and offered all warrant holders the opportunity to exercise any or all of their warrants into common stock at a conversion price of $0.25 per share. From January to September 1997, the Company issued 2,295,067 shares of Common Stock at $0.25 per share under this program resulting in approximately $574,000 of cash proceeds. The Company has also received future commitments of approximately $300,000. Additionally, the Company offered all debt holders the opportunity to convert any or all of their debt into common stock at a conversion price of $0.25 per share. As a result, the Company retired approximately $500,000 in outstanding debt.

From April through June 1997, the Company issued 197,564 shares for an extension of the terms of the $150,000 Note Payable issued in April 1996 - See Indebtedness Footnote.

From April through June 1997, the Company issued 553,000 shares of Common Stock to seven consultants as compensation for services rendered at $0.25 per share.

In May 1997, the Company issued 724,702 shares of Common Stock at $0.25 per share for the conversion of $162,500 of the 12% Notes Payable issued in June 1996 - see Indebtedness Footnote.

In May 1997, the Company issued 52,183 shares of Common Stock at $0.25 per share to two employees as compensation for services rendered.

In May 1997, the Company issued 304,545 shares of Common Stock at $0.11 per share for the conversion of the $30,000 10% Convertible Note from March 1996.

In May 1997, the Company sold approximately 1,220,000 shares of Common Stock at $0.11 cents per share resulting in approximately $130,000 of cash proceeds.

In May 1997, the Company issued 1,908,631 shares of Common Stock at $0.11 per share to three officers for deferred and unpaid compensation - See Commitments and Contingencies Footnote.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In July 1997, the Company issued 52,500 shares of Common Stock at $0.25 per share to four consultants as compensation for services rendered.

From July to September 1997, the Company sold 1,193,000 shares of Common Stock at $0.25 per share resulting in approximately $298,000 of cash proceeds.

In September 1997, the Company issued 538,300 shares of Common Stock to two investors (269,150 each) for the conversion of 12% Convertible Notes and accrued interest - see Indebtedness Footnote.

In September 1997, the Company issued 185,865 shares of Common Stock to investors for the conversion of the $150,000 12% Notes Payable and accrued interest - see Indebtedness Footnote.

As of September 30, 1997, 1,915,344 shares of Common Stock were subscribed but not issued by the Company's Transfer Agent. The Transfer Agent issued these shares in October 1997.

From October to December 1997, the Company sold 327,786 shares of Common Stock at $0.25 per share resulting in approximately $82,000 of cash proceeds.

From October to December 1997, the Company issued 410,130 shares of Common Stock at $0.25 per share to three consultants as compensation for services rendered.

From October to December 1997, the Company issued 151,667 shares of Common Stock at $0.25 per share to two employees as compensation for services rendered.

In December 1997, the Company's Board of Director's approved the restructuring of the equity shares (or any equity equivalents) of the Company in the form of a reverse split of the current ("old") shares of the Company, such that one new share was issued for every two old shares (or any equity equivalents) outstanding.

In January 1998, the Company issued 179,952 shares of Common Stock to an investor at $0.25 per share, which were subscribed but not issued by the Company's Transfer Agent as of December 31, 1997. The Company determined that an incorrect number of shares were issued on a pre-split basis and should have only been 89,976 shares of Common Stock at $0.50 per share on a post-split basis. The Transfer Agent retired the 179,952 share certificate and issued a new certificate in the amount of 89,976 shares.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In March 1998, the Company sold 269,976 shares of Common Stock at $0.50 per share resulting in approximately $135,000 of cash proceeds.

In March 1998, the Company sold 40,770 shares of Common Stock at $0.65 per share resulting in $26,500 of cash proceeds. Subsequently, the Company determined that the sales price should have been at $0.50 per share instead of $0.65 per share, or an additional 12,230 shares. The Transfer Agent issued these shares in April 1998.

As of March 31, 1998, 93,000 shares of Common Stock representing $46,500 of cash proceeds at $0.50 per share were subscribed but not issued by the Company's Transfer Agent. The Transfer Agent issued these shares in April 1998.

From April to June 1998, the Company sold 620,251 shares of Common Stock at $0.50 per share resulting in approximately $310,126 of cash proceeds.

In June 1998, the Company issued 208,976 shares of Common Stock at $0.50 per share for the conversion of the remaining $100,000 plus accrued interest of 12% Notes Payable issued in June 1996 - see Indebtedness Footnote.

From April to June 1998, the Company issued 161,895 shares of Common Stock at $0.50 per share to six consultants as compensation for services rendered.

From April to June 1998, the Company issued 187,977 shares of Common Stock at $0.50 per share to five employees as special performance bonuses. However, 25,000 of these shares were held by the Company to be distributed in accordance with a vesting period as further discussed in the Commitments and Contingencies Footnote. The Company has recorded these 25,000 shares of stock issued as Deferred Stock Expense as a reduction in the Stockholder's Equity section of the Consolidated Balance Sheet. As of September 30, 1999, the employee had vested in all of the 25,000 shares and was recorded by the Company as Stock Compensation Expense at $0.50 per share with a corresponding reduction of the Deferred Stock Expense in Stockholders' equity.

In July 1998, the Board of Directors granted 50,000 shares to an employee and 100,000 shares to two directors as compensation for services as related to the third party funding agreement discussed further in Commitments and Contingencies.

In August 1998, the Company issued 240,111 shares of Common Stock at $0.50 per share to three officers for deferred and unpaid compensation. Additionally, the Company issued 5,300 shares of Common Stock at $0.50 per share to an employee for unpaid compensation - See Commitments and Contingencies Footnote.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In December 1998, the Company initiated a private placement offering of up to $250,000 at $0.70 per share. As a result of a subsequent private placement offering (see discussion below), the terms of this offering were retroactively revised in January 1999 to provide the investors for each $0.50 invested, one share of common stock and one warrant exercisable at $0.75 per share. This private placement offering was terminated in January 1999 with a total of $129,900 gross proceeds received by the Company and 259,800 shares of Common Stock issued.

In February 1999, the Company initiated a private placement offering to existing and new investors of up to $700,000 at $0.50 per share. Under the terms of this offering, for each $0.50 invested, the investor receives one share of common stock and one Class Q warrant exercisable at $0.75 per share. The offering was over subscribed and the Company agreed to accept the additional subscriptions. This private placement offering was terminated in April 1999 with a total of $1,364,166 gross proceeds received by the Company and 2,988,131 shares of Common Stock issued.

In March 1999, the Company issued 30,000 shares of Common Stock at $0.50 per share to two consultants (of which one is a director of the Company) as compensation for services rendered. In March 1999, the Company issued 63,100 shares of Common Stock at $0.50 per share to five employees as compensation for services rendered.

Effective July 1999, the Company exercised its right to call the 2,988,131 outstanding Class Q warrants issued in the private placement offering discussed above. Pursuant to the call, warrant holders had a period of thirty days in which to exercise their warrants. The warrant call was terminated in August 1999 with a total of $1,080,600 gross proceeds received by the Company ($1,065,600 as of the date of these Consolidated Financial Statements and $15,000 subsequently) and 1,420,800 shares of Common Stock was issued.

As a result of the above private placement offerings, the Company paid $252,960 of placement fees that have been recorded as offering costs and offset against the Common Stock proceeds in the Consolidated Financial Statements.

In June 1999, the Company initiated an exclusive offering to directors and officers of the Company of up to $500,000 at $0.425 per share ($0.50 adjusted for non-payment of agent commission - there is no broker for the offering). Under the terms of this offering, for each $0.425 invested, the investor received one share of common stock, one warrant exercisable for two years at $1.00 per share and one 0.10 warrant for each $4.25 invested that is exercisable for five years at $0.55 per share. This offering was completed in July 1999 resulting in $500,000 gross proceeds received by the Company and 1,176,471 shares of Common Stock issued. Additionally, 1,176,471 of $1.00 warrants and 117,647 of $0.55 warrants were issued as a result of the offering.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


3.       STOCKHOLDERS' EQUITY (CONTINUED)

In July 1999, the Company initiated a private placement offering to new investors of up to $5,000,000 of 10% Cumulative Convertible Preferred Stock, Series A at $10.00 per share. Each Preferred Share is convertible at the option of the holder into 5.33333 shares of Common Stock of the Company or a $1.875 conversion price per Common Share. Each Preferred Share is entitled to receive semi-annual dividends at the rate of $1.00 per annum payable either in cash or in Common Stock, at the option of the Company. If the Common Stock option is chosen, the Common Stock will be issued at a value of $1.50 per share.

As of September 30, 1999, the Company had received $1,900,000 of gross proceeds and 190,000 shares of Preferred Stock were subscribed and not issued. Additionally, $190,000 of the above gross proceeds (10%) is being held in a separate interest bearing account and not available for use by the Company until certain incorporation documents were approved by the Company's stockholder's - See Subsequent Events Footnote.

As a result of the above Preferred Stock private placement offering, the Company has paid $291,000 of expenses as of September 30, 1999 ($209,000 of placement fees and $83,000 of legal fees) and these have been recorded as offering costs and offset against the Preferred Stock proceeds in the Consolidated Financial Statements.

4.       INCOME TAX

All tax returns have been filed through September 30, 1998. The net operating loss carryforward is approximately $4,500,000 which expires by 2013. No deferred tax asset has been recognized since management believes that it is not likely to be realized.

5.       COMMITMENTS AND CONTINGENCIES

At certain times during the year the Company's demand deposits held in banks exceeded the federally insured limit of $100,000 per account.

In November 1995, the Company received a promissory note of approximately $11,000 from an employee for advances made in 1995 to the employee for medical expenses incurred because of an automobile accident. The employee was expected to pay the note back to the Company in March 1996 from insurance proceeds. However, the insurance settlement was delayed and during 1996 the Company made additional advances to the employee and set up a payroll deduction plan for repayments. Additionally, the employee has on occasion generated certain business for the Company and the Board of Directors has formally agreed to apply twenty (20) percent of the earned revenues generated by the employee toward repayment of the loan. In November 1996, the insurance proceeds were received but were less than expected to pay off the loan. The note is secured by common stock owned by the employee in the Company and payments against the note are being deducted from each paycheck to the employee.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


5.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

At September 30, 1999, the Company has accrued $10,000 representing deferred compensation for the period July 1, 1998 to August 31, 1998 for the three officers discussed previously in Stockholders Equity. Effective September 1, 1998, the three officers are now being paid the full amount of their compensation.

In February 1998, the Company moved to a new office space and signed a three-year lease agreement. Monthly lease payments of $2,938 are due from June 1998 through May 2001.

On June 30, 1998, the Company and a third party entered an agreement whereby the third party will loan up to $1,500,000 for working capital purposes. Subject to certain conditions, the Company may draw $150,000 under the agreement every thirty (30) days. Interest accrues at 15% annually and all amounts drawn under the loan agreement mature on June 30, 2000. At September 30, 1999, $750,000 had been drawn by the Company under this agreement and is included as a current liability in the Consolidated Balance Sheet - see Indebtedness Footnote. However, earlier repayment could be required pursuant to the loan agreement. In exchange for the loan, the Company has granted a ten-year warrant to purchase shares of common stock of the Company at $0.01 per share equal to 10% of the number of shares of common stock outstanding on a fully diluted basis, subject to certain adjustments. At September 30, 1999, the fully diluted number of shares that would be utilized to determine how many warrants would be available to the third party is 30,794,731.

At June 30, 1998, the Company adopted a Restricted Stock and Stock Option Plan for certain employees to purchase common stock of the Company at $0.50 per share. As of June 30, 1998, options to purchase 152,200 shares of common stock of the Company were granted to five employees (of which 100,000 were to an officer of the Company). As of September 30, 1998, 52,200 of these options were exercised and the remaining 100,000 options were terminated effective June 30, 1999. In July 1998, options to purchase 150,000 shares of common stock of the Company were granted to two officers of the Company. In August 1998, options to purchase 50,000 shares of common stock of the Company were granted to each director of the Company. None of these director options had been exercised and were terminated effective June 30, 1999.

Effective June 30, 1999, the Company approved a plan to issue 2,750,000 stock options for employees of the Company. The terms of the options are an exercise price of $0.50 per share and are generally exercisable after the Company meets five equally weighted goals over a maximum ten-year vesting period. As of September 30, 1999, all except 2,000 of these options had been granted but none had been exercised. The Company has adopted APB 25 to account for this stock-based compensation plan. In light of the plan being variable, the Company has recognized no expense in these Consolidated Financial Statements.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


5.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

In June 1999, the Company secured from The Port Authority of Columbiana County in Wellsville, Ohio, a twelve-month option agreement in the amount of $1,350,000 to purchase a 22-acre site for its first domestic facility. The Company has paid $5,000 for the option agreement. Additionally, the site and other surrounding property will be improved by construction of an adjacent highway interchange primarily using Federal Funds. The Federal Highway Administration has determined that no transfers of title to such land to private industry may take place prior to completion of the highway interchange that is projected to occur in 2001. Should the Company exercise the option to purchase the land, then an interim lease agreement will be in effect until the Seller certifies in writing that the highway interchange is complete. Rental payments under the interim lease will be $20,000 per month and payments in total shall be credited against the purchase price.

The Company was committed to issue up to 125,000 shares of common stock to an employee, subject to a vesting period and meeting certain prescribed goals as determined by management. As of September 30, 1999, 27,475 of these shares had been issued to the employee, but it is not expected that additional shares will be issued pursuant to this agreement.

The following table summarizes activity and warrants outstanding for the year ending September 30, 1999.

    CLASS   O/S 9-30-98           GRANTED         LAPSED             EXERCISED    O/S 9-30-99
    -----   -----------         -----------    ------------        -------------  -----------
      F        91,750                                                                91,750
      H       162,506                                                               162,506
      I        43,962                             43,962                             -
      K        75,000                                                                75,000
      L       115,000                            115,000                  -
      M       162,534                            162,534                  -
      N       453,864                                                               453,864
      P       208,481                                                               208,481
      Q           -               2,988,131    1,547,331              1,420,800      20,000
      Qa          -                 272,833                                         272,833
      R       100,000                            100,000                                  -
      R           -               1,176,471                           1,176,471
      Ra          -                 117,647                             117,647
      S           -                 550,000                             550,000
      T           -                 200,000                             200,000
      U           -                 120,000                             120,000
      V                             152,000                             152,000
                                                                                          -
    -----   ---------             ---------    ---------              ---------   ---------
    TOTAL   1,413,097             5,577,082    1,968,827              1,420,800   3,600,552
    =====   =========             =========    =========              =========   =========

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


5.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has committed to issue 25,000 shares of common stock to an employee, subject to a three-year vesting period. As of June 30, 1998, all of the 25,000 shares were issued by the Transfer Agent and held by the Company. Of this amount, 4,167 has been earned and issued to the employee. The remaining 20,833 are being held by the Company and will be distributed to the employee every six months in accordance with the above vesting period. See further discussion in Stockholders Equity.

In September 1999, the Company's current Chairman of The Board of Directors additionally assumed the responsibilities of Chief Executive Officer and President. In recognition of these new responsibilities, the Board of Directors granted 250,000 warrants to purchase Common Stock of the Company at $1.00 per share for a five-year period, subject to certain vesting requirements.

6.       INDEBTEDNESS

In October 1995, the Company offered and accepted $50,000 from an individual investor. The terms of the investment were 50 units at $1,000 per unit, each unit consisting of $1,000 in principal amount of 10% Convertible Notes and 1,000 Class D warrants. The Notes bear interest at 10% per annum commencing on their date of issuance and maturing 270 days thereafter. Each $1.00 of indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into one share of common stock of the Company at any time prior to the maturity thereof. Each Class D warrant entitled the holder thereof to purchase one share of Common Stock at $1.50 per share and unless called for redemption, was exercisable at any time within 910 days after issuance or through May 1998. The investor, at its option, may redeem and exchange the investment for any new security issued by the Company prior to repayment of the indebtedness. In August 1996, the investor exchanged this instrument for a new 12% Convertible Note which bears interest at 12% per annum commencing on the date of issuance and maturing on January 26, 1997. In January 1997, the Convertible Note and accrued interest were due but the Company was unable to pay the investor. In exchange for an extension of the Convertible Note, the Company agreed to issue 250,000 shares to the investor which was calculated to equalize for the difference in conversion prices between the two offerings and for the Company's inability to effect timely repayment of the principal and interest. The investor agreed to extend the maturity date of the Convertible Note and in June 1997, the outstanding principal and interest were converted into 269,150 shares at $0.25 per share - See Stockholders Equity Footnote. The Class D warrant was retired in August 1997.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999

5.       INDEBTEDNESS (CONTINUED)

In October 1995, the Company purchased land in anticipation of the construction of a plant facility for the processing and purification of used lubricating oils. The purchase price was $165,000 for which the Company paid $25,000 cash and exercised a $140,000 promissory note. The promissory note was for a 5-year period and required monthly payments of $2,839 to be made by the Company. In June 1996, the Company listed the above land for sale with a broker and a sale was consummated in April 1997.

At September 30, 1996, the Company wrote down certain equipment to a net realizable value of $55,000. Sale proceeds of $45,000 were realized along with a $7,000 credit from a vendor. As a result, the Company recorded a loss of $3,000 from the sale of the equipment. The land and improvements were valued at historical cost of $178,111 with an outstanding mortgage payable of $108,578. The Company sold the property for $145,000, received cash proceeds of $22,424 and recorded a $47,109 loss.

In March 1996, the Company offered and accepted $5,000 from an individual investor. The terms of the investment were 5 units at $1,000 per unit, each unit consisting of $1,000 in principal amount of 10% Convertible Notes and 1,000 Class J warrants. The Notes bore interest at 10% per annum commencing on their date of issuance and matured 360 days thereafter. The indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into shares of common stock of the Company at a conversion rate of $0.75 of indebtedness per share of Common Stock, at any time prior to the maturity thereof. Each Class J warrant entitled the holder thereof to purchase one share of Common Stock at $1.50 per share and unless called for redemption, was exercisable at any time within two years after issuance or through March 1998. The investor, at its option, may redeem and exchange the investment for any new security issued by the Company prior to repayment of the indebtedness. In March 1997, the Convertible Note and accrued interest came due but the Company was unable to pay the investor. The Company was in the process of a new $0.25 per share offer for current warrant and debt holders (see Stockholders' Equity Footnote). As a result, the investor agreed to extend the maturity date of the Convertible Note and in September 1997, the outstanding principal and accrued interest were converted into 23,104 shares at $0.25 per share.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


6.       INDEBTEDNESS (CONTINUED)

In March 1996, the Company offered and accepted $30,000 from an investor. The terms of the investment were 30 units at $1,000 per unit, each unit consisting of $1,000 in principal amount of 10% Convertible Notes and 1,000 Class E warrants. The Notes bore interest at 10% per annum commencing on their date of issuance and matured 360 days thereafter. The indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into shares of common stock of the Company at a conversion rate of $0.75 of indebtedness per share of Common Stock, at any time prior to the maturity thereof. Each Class E warrant entitled the holder thereof to purchase one share of Common Stock at $3.00 per share and unless called for redemption, was exercisable at any time within two years after issuance or through March 1998. The investor, at its option, could redeem and exchange the investment for any new security issued by the Company prior to repayment of the indebtedness. In March 1997, the Convertible Note and accrued interest came due but the Company was unable to pay the investor. The Company was in the process of a new $0.25 per share offer for existing warrant and debt holders - see Stockholders' Equity Footnote. As a result, the investor agreed to extend the maturity date of the Convertible Note and in May 1997, the outstanding principal and accrued interest were converted into 304,545 shares at $0.25 per share.

In April 1996, the Company completed an agreement with nine investors (of which one was an officer of the Company) and received $150,000 of cash proceeds. The agreement provided for the issuance of nine-month promissory notes at 12% interest, secured by property, plant and equipment, inventories and rights/title/interest of the proprietary process technology of the Company. The notes were due and payable not later than the end of January 1997. Additionally, each of the note holders/stockholders received 1.25 Class "F" warrants to purchase common stock at $1.00 per share for each dollar of indebtedness for five years through April 2001. In January 1997, these notes and accrued interest came due but the Company was unable to retire this debt. In exchange for the consideration discussed below, the noteholders/stockholders agreed to extend the maturity date to May 31, 1997 or earlier if the Company consummated the planned sale of equipment and land.

In exchange for the extension of the maturity date, the Company issued 197,564 shares to the note holders/stockholders, representing 1.25 shares for each dollar of principal and accrued interest outstanding as of January 1997. Additionally, the Company committed to each note holder/stockholder, an anti-dilutive provision which distributed additional shares to the note holder/stockholder so as to keep their percent of holdings in the Company constant from the date of their investment until that date that the earlier of
(1) the Company achieved $100,000 of monthly revenues for six consecutive months or (2) the effective date of a firm commitment public offering which will raise $3,000,000 for the Company occurs.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


6.       INDEBTEDNESS (CONTINUED)

In May 1998, the Company offered to each of the noteholders/stockholders that were party to the anti-dilutive agreement (see Stockholders' Equity Footnote) to eliminate that provision. Each noteholder/stockholder was given the choice either to receive common stock (on a pro-rata basis) of the Company based on a value of $0.80 per share or five-year warrants to purchase common stock (on a pro-rata basis) of the Company at $0.20 per share. Effective June 30, 1998, all of the noteholders/stockholders accepted the offer and as a result of the acceptance, the Company issued 670,709 shares of common stock and 208,449 warrants. Accordingly, the anti-dilution agreement was terminated.

In April 1997, as a result of cash proceeds received from the sale of equipment and land, the Company partially repaid approximately $64,000 of the then outstanding principal and interest leaving a balance due of approximately $104,000. In September 1997, note holders/stockholders representing approximately $60,000 of the remaining outstanding balance converted into shares of common stock at $0.25 per share. The remaining note holders/stockholders representing approximately $44,000 were paid in cash.

In June 1996, the Company offered and accepted $50,000 from an investor. The terms of the investment were 50 units at $1,000 per unit, each unit consisting of $1,000 in principal amount of 12% Convertible Notes and a security interest in the property, plant and equipment, inventories and rights/title/interest of the proprietary process technology of the Company. The Note bore interest at 12% per annum commencing on the date of issuance and matured 180 days thereafter. The indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into shares of common stock of the Company at a conversion rate of $0.75 of indebtedness per share of Common Stock, at any time prior to the maturity thereof. The investor, at its option, could redeem and exchange the investment for any new security issued by the Company prior to repayment of the indebtedness. In January 1997, the Convertible Note and accrued interest came due but the Company was unable to pay the investor. In exchange for extension of the Convertible Note, the Company agreed to issue 250,000 shares to the investor which was calculated to equalize for the difference in conversion prices between the two offerings and to compensate for the Company's inability to effect timely repayment of the principal and accrued interest. The investor agreed to extend the maturity date of the Convertible Note and in July 1997, the outstanding principal and interest were converted into 269,150 shares at $0.25 per share.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


6.       INDEBTEDNESS (CONTINUED)

In June 1996, the Company commenced a private placement offering of up to 20 units at $25,000 per unit ($500,000), each unit consisting of $25,000 in principal amount of 12% unsecured Convertible Notes and 20,000 Class I warrants for the purpose of working capital and the retirement of certain liabilities related to equipment and development costs that had been previously incurred by the Company. The Notes bore interest at 12% per annum (payable semiannually) commencing on their date of issuance and matured 360 days thereafter. The indebtedness evidenced by the Notes was convertible, at the option of the holder thereof, into shares of common stock of the Company at a conversion rate of $0.75 of indebtedness per share of Common Stock, at any time prior to the maturity. Each Class I warrant entitled the holder thereof to purchase one share of Common Stock at $2.50 per share and unless called for redemption, was exercisable at any time within 910 days after issuance or through October 1998. The offering period was extended to and terminated on October 31, 1996, at which time 11.5 of the 20 available units had been sold for total proceeds of $287,500. In 1997, the Company was in the process of a new $0.25 per share offering and offered all warrant and debt holders the opportunity to convert their warrant or debt at $0.25 per share. As a result, $187,500 of the $287,500 Convertible Notes plus accrued interest was converted into common stock at $0.25 per share. Additionally, these same investors who converted their Notes Payable also exercised their warrant options to purchase shares of common stock at the new $0.25 per share price.

In June 1998, the Company offered the remaining four investors holding $100,000 (plus accrued interest) of Convertible Notes ($287,500 issued less $187,500 converted) the option to convert the indebtedness and accrued interest into common stock at $0.50 per share. As a result, all of the $100,000 of principal and accrued interest for three of the investors was converted into 208,976 shares of common stock. The fourth investor chose to have the accrued interest paid in cash by the Company.

In July 1998, the Company offered and accepted $100,000 from two investors. The terms of the investment were a 12% per annum secured note due September 15, 1998. In exchange for the funds, the Company granted 50,000 shares of common stock to the investors. In September 1998, the note and accrued interest of $1,118 was paid back to the investors from the proceeds of a working capital loan discussed below.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


6.       INDEBTEDNESS (CONTINUED)

In September 1998, the Company was funded $300,000 under the third party working capital agreement discussed previously in Commitments and Contingencies. $101,118 of the funds were utilized to pay off the investors loan and accrued interest discussed above, $27,367 to pay legal expenses associated with the loan, $30,000 to pay a closing fee to the third party and the remaining funds were utilized by the Company for working capital purposes. From October to December 1998, the Company was funded an additional $450,000 under the agreement and has recorded the $750,000 outstanding balance at September 30, 1999 as a current liability (due June 2000) in the Consolidated Financial Statements. Additionally, the Company has recorded $109,688 of accrued interest on the loan as of September 30, 1999 in the Consolidated Financial Statements.

7.       LEASES

Included in property and equipment in the accompanying Consolidated Financial Statements are the following assets held under capital leases:


                                                    Sept. 30,         Sept. 30,
                                                      1999               1998
                                                    ---------         ---------
Lab and research equipment                           $43,159           $11,898
Less accumulated amortization                          3,569             1,190
                                                     -------           -------
Assets under capital leases, net                      39,590            10,708

The lab and research equipment for the above capital leases has unexpired terms of two to three years. The Company also leases office equipment and its operating facility under operating leases with unexpired terms ranging from one to three years. Rental expense for operating leases amounted to $41,716, $26,302 and $13,825 for 1999, 1998 and 1997 respectively.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


7.       LEASES (CONTINUED)


At September 30, 1999, minimum lease payments under leases expiring subsequent to September 30, 1999 are:

                                                              Capital                   Operating
Year ended September 30:                                      Leases                     Leases
------------------------                                      -------                   ---------
2000                                                          $12,899                    $ 62,742
2001                                                           12,438                      39,410
2002                                                           10,324                       4,953
                                                              -------                    --------
Total minimum lease payments                                   35,661                    $107,105
                                                                                         --------
Less amount representing interest                              (5,599)
                                                              -------
Present value of net minimum lease payments                   $30,062
                                                              -------

8.       LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and has incurred an accumulated deficit of approximately $7,890,000 since inception. The Company has approximately $1,301,000 of current liabilities against approximately $2,680,000 of current assets, of which the majority is in cash. Of the current liabilities, approximately $286,000 is accounts payable, $750,000 is a current promissory note due June 2000 and approximately $252,000 is accrued liabilities. The Company has been able to structure short term liquidity financing through private placement offerings for the immediate future. As related to longer term financing, the Company has reached an agreement with a third party to provide up to $1,500,000 of funds (of which $750,000 has been funded) subject to certain terms and conditions - See Commitments and Contingencies Footnote. However, there can be no assurance that the Company may not experience liquidity problems or obtain sufficient funding on a timely basis.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


9.       SUBSEQUENT EVENTS

In July 1999, the Company initiated a private placement offering to new investors of up to $5,000,000 of 10% Cumulative Convertible Preferred Stock, Series A at $10.00 per share. Each Preferred Share is convertible at the option of the holder into 5.33333 shares of Common Stock of the Company or a $1.875 conversion price per Common Share. Each Preferred Share is entitled to receive semi-annual dividends at the rate of $1.00 per annum payable either in cash or in Common Stock, at the option of the Company. If the Common Stock option is chosen, the Common Stock would be issued at a value of $1.50 per share. The Company has extended the offering through December 15, 1999 and as of the date of these Consolidated Financial Statements, the Company had received $4,425,000 of gross proceeds and 442,500 shares of Preferred Stock were subscribed but not issued. Additionally, $442,500 of the above gross proceeds (10%) is being held in a separate interest bearing account and not available for use by the Company until certain incorporation documents were approved by the Company's stockholder's, expected to occur by December 31, 1999.

In October 1999, the Company negotiated a final settlement of an outstanding obligation for legal services. The original amount of the obligation was $110,000 and the Company reached an agreement to pay $20,000 in full settlement of the obligation and has recorded the resulting settlement of approximately $90,000 as reduction of stock issuance costs.

As of September 30, 1999, the Limited Partnership owning 324,220 common shares had approximately $70,000 of outstanding liabilities. From October to November 1999, the Limited Partnership sold 55,912 shares of Common Stock at prices ranging from $0.95 to $1.70 per share resulting in $64,336 of gross proceeds. The proceeds were utilized to liquidate all of the outstanding liabilities of the Limited Partnership and the remainder is being held in reserve for distribution to the Limited Partnership partners. As of the date of these Consolidated Financial Statements, the Limited Partnership owns 268,308 common shares and has no obligations. The Limited Partnership is in the process of being closed down and the remaining shares of common stock will be distributed to the partners.

10.      RECLASSIFICATION

Certain prior period items in these Consolidated Financial Statements have been reclassified to conform with current presentation.

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999


11.      SUPPLEMENTAL DISCLOSURE - STATEMENT OF CASH FLOWS


                                             Twelve Months Ended
                                             -------------------

                                         Sep. 30,1999   Sep. 30,1998
                                         ------------   ------------
Interest paid                              $  1,496        $  1,871
Income taxes paid                          $     --        $     --

NON CASH ACTIVITIES:

Stock issued for services                  $ 65,000        $170,980
Stock issued for compensation               167,550         172,530
Stock issued for financing                       --         561,567
Accrued dividend payable                     17,123              --
Accrued interest payable                    106,188           3,500
Deferred stock amortization                  18,749          10,417
Interest on 12% notes converted to stock         --           4,488
Interest on 15% promissory note                  --           3,500
Conversion of 12% notes to common stock          --         100,000
Conversion of accrued payroll to stock           --         122,706
 Negotiated settlement on legal fees         89,923              --

                      PROBEX CORPORATION AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999



12.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


The following is a summary of unaudited quarterly financial information for the years ended September 30, 1999 and September 30, 1998.

(In dollars, except per share data)


--------------------------------------------------------------------------------
Fiscal 1999
Quarter ended                    Dec. 31     Mar. 31       Jun. 30    Sep. 30
----------------------------   ----------   ----------   ----------   ----------
Total Revenues                 $       --   $       --   $       --   $       --
Gross Margin                           --           --           --           --
Operating Loss                    506,064      430,575      516,226      865,359
Net Loss                          521,049      459,342      544,663      889,973
Net Loss Per Share             $      .03   $      .03   $      .03   $      .06
----------------------------   ----------   ----------   ----------   ----------

--------------------------------------------------------------------------------

Fiscal 1998
Quarter ended                     Dec. 31      Mar. 31      Jun. 30      Sep. 30
----------------------------   ----------   ----------   ----------   ----------

Total Revenues                 $       --   $       --   $       --   $       --
Gross Margin                           --           --           --           --
Operating Loss                    414,578      251,699      407,845      462,407
Net Loss                          414,762      252,423      411,731    1,054,898
Net Loss Per Share             $      .04   $      .02   $      .03   $      .08

----------------------------   ----------   ----------   ----------   ----------

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.


Exhibit
Number                       Description
-------                      -----------
3.1*              Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on December 30, 1999.

3.2               Bylaws of the Company, as amended to date.

4.1*              Form of Common Stock Certificate.

4.2*              Form of 10% Cumulative Convertible Preferred Stock, Series A
                  Certificate.

4.3.1 Form of Class "F" Warrants, at $1.00 per share, post-split, expiring April 26, 2001.

4.3.2 Form of Class "H" Warrants, at $1.00 per share, post-split, expiring April 26, 2001.

4.3.3 Form of Class "K" Warrants, at $0.20 per share, post-split, expiring April 26, 2001.

4.3.4 Form of Class "N" Warrants, at $1.00 per share expiring, from August 15, 2002 to June 08, 2003.

4.3.5* Warrant to Purchase 10% of the then outstanding Common Stock of the Company granted to HSB Engineering Finance Corporation at $0.01 per share, effective June 30, 1998, and expiring on June 30, 2008.

4.3.6             Form of Class "P" Warrants, at $0.20 per share expiring
                  September 2, 2003.

4.3.7 Form of Class "Q" Warrants, at $0.75 per share, exercised but unissued.

4.3.8             Form of Class "Q-a" Warrants, at $0.55 per share expiring
                  April 16, 2004.

4.3.9             Form of Class "R" Warrants, at $1.00 per share expiring June
                  4, 2001.

4.3.10            Form of Class "R-a" Warrants, at $0.55 per share expiring June
                  4, 2004.

4.3.11 Form of Class "S" Warrant at $0.50 to $1.00 per share expiring from August 28, 2002 to October 28, 2004.

4.3.12*           Form of Class "T" Warrants, at $0.50 per share.

4.3.13*           Form of Class "U" Warrants, at $0.50 per share expiring
                  January 31, 2004.

10.1 1998 Omnibus Stock and Incentive Plan for the Company, effective June 30, 1998.

10.2              Consulting Agreement between Grove Capital Corporation, a
                  Georgia corporation, and the Company, dated as of December 16, 1997.

10.3              Convertible Loan, Warrant and Security Agreement between HSB
                  Engineering Finance Corporation, Inc., a Delaware corporation, and the Company, dated as of June 30, 1998.

10.4              Investors Rights Agreement between HSB Engineering Finance
                  Corporation, Inc., a Delaware corporation, and the Company, dated as of June 30, 1998.

10.5 Employment Agreement between Martin MacDonald, a Texas resident, and the Company, dated as of June 30, 1998.

10.6 Employment Agreement between Thomas Murray, a Texas resident, and the Company, dated as of June 30, 1998.

10.7              Form of Invention Assignment and Confidentiality Agreement.

10.8              Project Development Advisory Agreement between Project
                  Development Associates, LLC., a Minnesota limited liability company, and the Company, dated as of December 1, 1998.

10.9              Financial Advisory Fee Agreement between Silver Lake
                  Industries, Inc., a Texas corporation, Brycap Investments,
                  Inc., a Texas corporation, and the Company, dated as of March
                  29, 1999.

10.10             Financial Consulting Services Agreement between Travis Morgan
                  Securities, Inc. and the Company, dated as of April 16, 1999.

10.11             Option to Purchase or Lease Agreement between Columbia County
                  Port Authority, a body corporate and politic, and the Company, dated as of June 1999.

10.12             Financial Consulting Services Agreement between National
                  Capital Merchant Group, Ltd., a Bahamian corporation, and the
                  Company, dated as of June 7, 1999.

10.13 Financial Advisory Fee Agreement between William M. Noble Jr., a Texas resident, and the Company, dated as of June 28, 1999.

10.14             Placement Agent Agreement between APS Financial Corporation, a
                  Colorado corporation, and the Company, dated as of July 21, 1999.

10.15             Financial Advisory Fee Agreement between APS Financial
                  Corporation, a Colorado corporation, and the Company, dated as of August 6, 1999.


10.16 Financial Advisory Fee Agreement between Michael D. Billings, a Texas resident, Henry F. Coffeen, a Texas resident, and the Company, dated as of May 7, 1999 (previously filed as Exhibit
                  10.17 to the Form 10-SB registration statement).

10.17* Fee Agreement between Enventures Capital, LLC, a Massachusetts company, and the Company, dated as of January 17, 2000.

27.1              Financial Data Schedule.



* Filed herewith. All other exhibits previously filed.



ITEM 2.           DESCRIPTION OF EXHIBITS.

See "Item 1.  Index to Exhibits."

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Probex Corp.

                                        (Registrant)

Date: January 31, 2000                  By: /s/ BRUCE A. HALL
                                        ---------------------------------------
                                        Bruce A. Hall, Chief Financial Officer

                               INDEX TO EXHIBITS



Exhibit
Number                       Description
-------                      -----------
3.1*              Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on December 30, 1999.

3.2               Bylaws of the Company, as amended to date.

4.1*              Form of Common Stock Certificate.

4.2*              Form of 10% Cumulative Convertible Preferred Stock, Series A
                  Certificate.

4.3.1 Form of Class "F" Warrants, at $1.00 per share, post-split, expiring April 26, 2001.

4.3.2 Form of Class "H" Warrants, at $1.00 per share, post-split, expiring April 26, 2001.

4.3.3 Form of Class "K" Warrants, at $0.20 per share, post-split, expiring April 26, 2001.

4.3.4 Form of Class "N" Warrants, at $1.00 per share expiring, from August 15, 2002 to June 08, 2003.

4.3.5* Warrant to Purchase 10% of the then outstanding Common Stock of the Company granted to HSB Engineering Finance Corporation at $0.01 per share, effective June 30, 1998, and expiring on June 30, 2008.

4.3.6             Form of Class "P" Warrants, at $0.20 per share expiring
                  September 2, 2003.

4.3.7 Form of Class "Q" Warrants, at $0.75 per share, exercised but unissued.

4.3.8             Form of Class "Q-a" Warrants, at $0.55 per share expiring
                  April 16, 2004.

4.3.9             Form of Class "R" Warrants, at $1.00 per share expiring June
                  4, 2001.

4.3.10            Form of Class "R-a" Warrants, at $0.55 per share expiring June
                  4, 2004.

4.3.11 Form of Class "S" Warrant at $0.50 to $1.00 per share expiring from August 28, 2002 to October 28, 2004.

4.3.12*           Form of Class "T" Warrants, at $0.50 per share.

4.3.13*           Form of Class "U" Warrants, at $0.50 per share expiring
                  January 31, 2004.

10.1 1998 Omnibus Stock and Incentive Plan for the Company, effective June 30, 1998.

10.2              Consulting Agreement between Grove Capital Corporation, a
                  Georgia corporation, and the Company, dated as of December 16, 1997.

10.3              Convertible Loan, Warrant and Security Agreement between HSB
                  Engineering Finance Corporation, Inc., a Delaware corporation, and the Company, dated as of June 30, 1998.

10.4              Investors Rights Agreement between HSB Engineering Finance
                  Corporation, Inc., a Delaware corporation, and the Company, dated as of June 30, 1998.

10.5 Employment Agreement between Martin MacDonald, a Texas resident, and the Company, dated as of June 30, 1998.

10.6 Employment Agreement between Thomas Murray, a Texas resident, and the Company, dated as of June 30, 1998.

10.7              Form of Invention Assignment and Confidentiality Agreement.

10.8              Project Development Advisory Agreement between Project
                  Development Associates, LLC., a Minnesota limited liability company, and the Company, dated as of December 1, 1998.

10.9              Financial Advisory Fee Agreement between Silver Lake
                  Industries, Inc., a Texas corporation, Brycap Investments,
                  Inc., a Texas corporation, and the Company, dated as of March
                  29, 1999.

10.10             Financial Consulting Services Agreement between Travis Morgan
                  Securities, Inc. and the Company, dated as of April 16, 1999.

10.11             Option to Purchase or Lease Agreement between Columbia County
                  Port Authority, a body corporate and politic, and the Company, dated as of June 1999.

10.12             Financial Consulting Services Agreement between National
                  Capital Merchant Group, Ltd., a Bahamian corporation, and the
                  Company, dated as of June 7, 1999.

10.13 Financial Advisory Fee Agreement between William M. Noble Jr., a Texas resident, and the Company, dated as of June 28, 1999.

10.14             Placement Agent Agreement between APS Financial Corporation, a
                  Colorado corporation, and the Company, dated as of July 21, 1999.

10.15             Financial Advisory Fee Agreement between APS Financial
                  Corporation, a Colorado corporation, and the Company, dated as of August 6, 1999.


10.16 Financial Advisory Fee Agreement between Michael D. Billings, a Texas resident, Henry F. Coffeen, a Texas resident, and the Company, dated as of May 7, 1999 (previously filed as Exhibit
                  10.17 to the Form 10-SB registration statement).



10.17* Fee Agreement between Enventures Capital, LLC, a Massachusetts company, and the Company, dated as of January 17, 2000.


27.1              Financial Data Schedule.



* Filed herewith. All other exhibits previously filed.